As filed with the Securities and Exchange Commission on July 15, 1998
                           Registration No. 333-57939
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                 AMENDMENT NO.1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                                Alyn Corporation
             (Exact name of registrant as specified in its charter)
                               ------------------

              Delaware                                  3460                                33-0709359
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
   incorporation or organization)            Classification Code Number)                Identification No.)

                                16761 Hale Avenue
                            Irvine, California 92606
                                 (949) 475-1525

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ------------------

                                Richard L. Little
                   Vice President, Finance and Administration;
                     Chief Financial Officer and Secretary
                                16761 Hale Avenue
                            Irvine, California 92606
                                 (949) 475-1525

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                             Gerald A. Eppner, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                            New York, New York 10038
                                 (212) 504-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: | |

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: | |

                               ------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
                                                                   Proposed        Proposed
                                                 Amount             Maximum         Maximum
             Title of Each Class of               to be          Offering Price     Aggregate          Amount of
          Securities to be Registered(1)        Registered        Per Share(1)   Offering Price(1)  Registration Fee
---------------------------------------------------------------------------------------------------------------------
Rights to Purchase Common Stock              1,900,000 Rights         $0                $0               $0(2)
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share(3)   1,900,000 Rights       $5.50(4)       $10,450,000          $3,083
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to the Company's rights (the "Rights") to purchase shares of common stock, par value $.001 per share (the "Common Stock"), and the shares of Common Stock issuable upon exercise of those Rights.
(2) Since both the Rights and the Common Stock underlying the Rights are being registered for distribution under this Registration Statement, for purposes of Rule 457(g), there is no separate registration fee for the Rights.
(3)  These shares of Common Stock are issuable upon exercise of the Rights.
(4) The subscription price for purchase of a share of Common Stock upon exercise of one Right.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                ALYN CORPORATION

                              CROSS REFERENCE SHEET

       Furnished Pursuant to Rule 404(a) and Item 501(b) of Regulation S-K



Registration Statement Item
Number and Caption                                                        Location or Caption in Prospectus
INFORMATION REQUIRED IN PROSPECTUS

1.   Forepart of Registration Statement and Outside Front
     Cover Page of Prospectus...........................          Facing  Page of the  Registration  Statement;  and
                                                                  Outside Front Cover Page of Prospectus

2.   Inside Front and Outside Back Cover Pages of
     Prospectus.........................................          Inside  Front  Cover  Page  of   Prospectus;   and
                                                                  Outside Back Cover Page of Prospectus

3.   Summary Information, Risk Factors and Ratio of
     Earnings to Fixed Charges..........................          Summary; and Risk Factors

4.   Use of Proceeds....................................          Use of Proceeds

5.   Determination of Subscription Price................          The Rights Offering

6.   Dilution...........................................                                  *

7.   Selling Security Holders...........................                                  *

8.   Plan of Distribution...............................                                  *

9.   Description of Securities to be Registered.........          The Rights Offering

10.  Interests of Named Experts and Counsel.............                                  *

11.  Material Changes...................................                                  *

12. Incorporation of Certain Information by Reference..
                                                                  Incorporation by Reference

13.  Disclosure of Commission Position on                                                 *
     Indem-nification for Securities Act Liabilities....

INFORMATION NOT REQUIRED IN PROSPECTUS

14.  Indemnification of Directors and Officers..........          Indemnification of Directors and Officers

15.  Other Expenses of Issuance and Distribution........          Other Expenses of Issuance and Distribution

16.  Exhibits...........................................          Exhibits

17.  Undertakings.......................................          Undertakings

----------------------

*    Item is omitted because not applicable.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                                1,900,000 Shares
                                   [ALYN LOGO]
                                  Common Stock

     Alyn Corporation ("Alyn" or the "Company") is distributing to the holders of record of the Company's outstanding common stock, par value $.001 per share (the "Common Stock"), at the close of business on July 15, 1998 (the "Record Date") nontransferable rights (the "Rights") to subscribe for and purchase an aggregate of up to 1,900,000 shares (the "Shares") of the Company's Common Stock (the "Rights Offering").

     Each holder of record of Common Stock on the Record Date will receive .17674 Rights for each one share of Common Stock (or one Right for every 5.65803 shares of Common Stock) held. Each Right entitles the holder to purchase one share of Common Stock (the "Basic Subscription Right") at a purchase price of $5.50 per share (the "Subscription Price"). The Rights will expire at 5:00 p.m., Eastern Standard Time, on August 14, 1998, unless extended by the Company, in its discretion, for up to 10 days (the "Expiration Date"). Any Rights that remain unexercised at the close of business on the Expiration Date shall expire and will no longer be exercisable. The number of Rights distributed by Alyn to each holder of record of Common Stock will be rounded up to the nearest whole number. No fractional Rights or cash in lieu thereof will be issued or paid by the Company.

     To the extent that Rights are not exercised, the Company will offer any remaining Shares to stockholders who have indicated a desire to purchase shares of Common Stock in excess of their Basic Subscription Right. The Company's outside directors and their affiliates -- Kingdon Capital Management Corp.; Udi Toledano; and Edelson Technology Partners III-- who hold Basic Subscription Rights aggregating 629,901 Shares ($3,464,457), have advised the Company that they intend to exercise Rights for an aggregate of at least 909,091 Shares ($5 million), to the extent available. In order to reduce the dilutive effect of this Rights Offering, Mr. Robin A. Carden, the Company's founder, has advised the Company that he will transfer to the Company, without charge, 500,000 shares of Common Stock. Mr. Carden will not be exercising his Basic Subscription Right to 538,085 Shares. As a result, if all Rights are exercised, the Company will receive proceeds from the sale of 1.9 million shares, but its outstanding Common Stock will increase over the current level by only 1.4 million shares.

     The Shares purchasable upon exercise of the Rights are identical to the shares of Common Stock of Alyn currently traded on the National Market of The Nasdaq Stock Market, Inc. ("Nasdaq") under the symbol "ALYN." On June 26, 1998, the date of the first public announcement of the Rights Offering, the closing price per share of Alyn Common Stock as reported by Nasdaq was $6.13. On July 13, 1998, the closing price per share was $5.88.

     See "Risk Factors" beginning on page 6 of this Prospectus for a discussion of certain factors that should be considered in connection with the Rights and Common Stock offered hereby.

                         -----------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     Exercise Price                    Proceeds to Company(1)
-------------------------------------------------------------------------------
Per Share...........     $5.50                                 $5.39
Total...............   $10,450,000                           $10,250,000

(1) Before deducting expenses payable by the Company, estimated to be $200,000. The Shares are being offered and sold directly by the Company, and no commission or other remuneration will be paid to any person for soliciting purchase of shares of Common Stock in the Rights Offering.

     The Rights may not be exercised by any person, and neither this Prospectus nor any subscription certificate shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transaction would be unlawful.

                 The date of this Prospectus is July 15, 1998

                 QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING


Q: What is a Rights Offering?

A: A Rights Offering is an opportunity for stockholders to purchase additional Shares of Alyn Corporation Common Stock at a fixed price and in an amount proportional to their existing holding. This has the effect of enabling stockholders to maintain their current percentage holding in the stock. The number of Rights issued to any particular stockholder is determined in a fixed ratio proportionate to the number of original shares owned by such stockholder on a specific date (the Record Date). A holder of one share of Alyn Corporation Common Stock will receive .17674 Rights (or one Right for every 5.65803 originally held shares of Alyn Common Stock).

Q: What is a Subscription Right?

A: A Right is exercisable at the sole election of the holder, and gives the holder the opportunity to purchase one share of Alyn Common Stock at a predetermined, fixed price. The price for exercising your Right for one share of Alyn Common Stock is $5.50.

Q: Why is Alyn Corporation engaging in a Rights Offering?

A: The Company is offering the Rights to obtain additional working capital. The Company believes that, if all the Rights are exercised, the proceeds from the Rights Offering, together with funds on hand and operating revenues, will be sufficient to finance its working and other capital requirements for a period of at least 18 months. Rather than issue new equity to outside parties, the Company's Board of Directors has chosen to offer existing shareholders the opportunity to provide the additional capital. The Company has been advised by its outside Directors, who are among its largest stockholders, that they intend to exercise at least an aggregate of $5,000,000 in subscription rights, to the extent available.

Q: How did the Company arrive at the $5.50 Exercise Price?

A: In determining the Exercise Price, the Company took into account current and historical market prices for its Common Stock. Its Common Stock has generally traded at or above $7.50 per share until June 11, 1998, a short time before the release of information to the public concerning this Rights Offering.

Q: How long will the Rights Offering remain open?

A: This Rights Offering will remain open for a limited time only. The Rights will expire and cease to be exercisable at 5:00 p.m., Eastern Standard Time, on August 14, 1998.

Q: What happens if I choose not to exercise my Rights?

A. You will retain your shares in the Company regardless of whether you choose to exercise your Rights or not. A person choosing not to exercise Rights will, however, diminish his or her proportionate interest in the Company's profits and losses and such person's voting rights will be proportionately diluted.

Q: How many Rights may I purchase?

A: Pursuant to your Basic Subscription Privilege, you will receive .17674 Rights for each share of Common Stock that you hold on the Record Date. Each full Right that you receive entitles, but in no way requires, you to purchase one share of the Company's Common Stock for the Exercise Price of $5.50.

Pursuant to your Oversubscription Privilege, each Common Stock holder who elects to exercise his or her Basic Subscription Rights in full may also purchase additional Shares of Common Stock that remain available as a result of unexercised Rights, if any. To the extent that there are unexercised Rights, you may request to purchase as many additional Shares as you wish. In the event more Shares are subscribed for than are being offered, your opportunity to purchase these additional Shares will be determined on a pro rata basis in proportion to the number of Rights you receive and exercise pursuant to your Basic Subscription Privilege. In certain instances, this may result in your receiving fewer Shares than you request in your oversubscription.

Q: How do I exercise my Rights?

A: You must properly complete a Subscription Agreement evidencing the Rights and forward the Agreement to the Subscription Agent on or prior to the Expiration Date. Your Subscription Agreement must be accompanied by proper payment for each Share purchased and requested to be purchased pursuant to both your Basic Subscription Right and your Oversubscription Privilege. If you do not receive all of the Shares you requested and paid for, your money will be refunded to you promptly.

Q: Can a shareholder sell his or her Rights?

A: No. The Rights are not transferable.

Q: What are the federal income tax consequences of exercising my Rights?

A: There are no tax consequences.

Q: Who can I talk to if I have more questions?

A: If you have more questions about the Rights Offering, please contact our Information Agent:

                                    Innisfree M&A Incorporated
                                    501 Madison Avenue, 20th Floor
                                    New York, New York  10022
                                    (888) 750-5834

                           Forward-Looking Statements

     This Prospectus includes "forward-looking statements." All statements other than statements of historical facts included in this Prospectus, including, without limitation, certain statements under the captions "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results Of Operations" and "Business," herein may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negatives thereof or variations thereon or similar terminology. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements. Forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                          ---------------------------

     Boralyn(R)is  a  registered  trademark  of  Alyn  Corporation.   All  other
trademarks or service marks appearing in this Prospectus are the trademarks or service marks of the companies that utilize them.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained in this Prospectus, including "Risk Factors" and the Combined Financial Statements and Notes thereto. Except as otherwise noted, all information in this Prospectus assumes that all Rights will be exercised and an aggregate of 1,900,000 shares of Common Stock will be issued.

                                   The Company

     Alyn Corporation ("Alyn" or the "Company") provides customized metal matrix composite solutions to meet the specific product needs of its customers in consumer and industrial markets. Alyn is a vertically-integrated metal matrix composite company offering advanced metal matrix composites, customer-driven engineering solutions and strategically developed manufacturing processes. Alyn engages in joint development projects with many of its customers in selected large markets where the design and production of metal matrix composite-based products provide those customers with products that are innovative, reduce a customer's overall production cost, or provide value-added performance.

     The Company has developed technology, for which it obtained its initial patent in January 1996, for the application of boron carbide in combination with aluminum in a light-weight metal matrix composite under the Boralyn name. Boron carbide is an advanced ceramic that is the third hardest material in the world and the hardest material available at commercially reasonable cost. The Company believes that no other commercially available material offers a range of properties comparable to those of Boralyn. Boralyn is lighter and can be more easily fabricated than titanium. It has a higher specific stiffness than aluminum and commonly-used titanium or steel alloys. Boralyn is one-third the density of most steels and has a greater resistance to wear than aluminum, specialty steel and titanium.

     Since its initial public offering in October 1996, the Company has focused on the strategic design and installation of significant manufacturing assets to meet anticipated production requirements in its targeted markets. Alyn now has two production facilities in Irvine, California; a 35,000 square foot precision pressure casting facility at its Hale Avenue location, and an 84,000 square foot extrusion and forging facility at its Von Karman location. Alyn now has an installed manufacturing capability that enables it to produce over 25 million pounds of Boralyn and hard-alloy aluminum products per year.

     The Company has recently begun utilizing project teams to develop products and bring them to production. The Company has targeted the following markets which are well-positioned to take advantage of premium-priced Boralyn and the Company's other metal matrix composites to achieve product breakthroughs or cost savings: (i) premium-priced golf club heads and shafts; (ii) selected automotive components; (iii) aerospace components, (iv) disk substrates for computer hard drives; and (v) nuclear shielding for waste storage casks. Based on initial production orders, responses received in connection with its currently ongoing joint development projects and a high level of request for product quotes, the Company believes these markets provide substantial opportunities for growth. The Company intends to develop products for other markets, such as bicycle components and other high-end sporting goods and defense applications, where metal matrix composite-based products may also provide premium pricing for value added benefits.

     Alyn's objectives are to become a leader in providing engineered solutions to customers' product needs through metal matrix composite ("MMC") technologies and associated manufacturing processes, and to establish significant market share and brand awareness for Boralyn in markets where value-added premiums may be obtained. The Company intends to achieve these objectives by: (i) focusing on customer markets with high value-added needs; (ii) partnering with customers to develop engineered solutions to their specific product needs; (iii) capitalizing on its existing proprietary technology and patented processes for producing MMCs; (iv) manufacturing customers' products; (v) ensuring effective execution through target market teams and individual product teams; and (vi) providing a high level of customer satisfaction.

     The Company was incorporated in Delaware in July 1996, and is the successor by merger, effective May 2, 1996, to Alyn Corporation, a California corporation organized in January 1990 ("Old Alyn"). Unless the context otherwise requires, the term "Alyn" or the "Company" as used in this Prospectus, includes the Company and its predecessor, Old Alyn. The Company's principal executive office is located at 16761 Hale Avenue, Irvine, California 92606. The Company's web-site address is http://www.alyn.com (U.S.) or http://www.alyn.co.uk (Europe).

                               The Rights Offering

The Rights Offering.........Alyn is  distributing  to  holders  of record of its outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), on the Record Date rights (the "Rights") to subscribe for and purchase additional shares of Common Stock of Alyn. Each holder of shares of Common Stock will receive .17674 Rights for each share of Common Stock (or one Right for every 5.65803 shares of Common Stock) held on the Record Date, rounded up to the nearest whole
                            Right. Up to an aggregate maximum of 1,900,000 Rights will be distributed in the Rights Offering. Each Right will be exercisable for one share of Common Stock. An aggregate of 1,900,000 shares of Alyn Common Stock have been reserved for issuance upon exercise of the Rights. See "The Rights Offering."


Record Date.................July 15,  1998.  See "The Rights  Offering--  Record
                            Date."


Expiration Date.............The  Rights  will  expire  at  5:00  p.m.,   Eastern
                            Standard Time, on August 14, 1998, unless extended by the Company, in its discretion, for up to 10 days (the "Expiration Date"). Any Rights that remain unexercised at the close of business on the Expiration Date shall expire and will no longer be exercisable. See "The Rights Offering-- Expiration Date."


Subscription Price..........The  purchase  price for all Shares  purchased  upon exercise of the Rights, whether pursuant to the Basic Subscription Right or the Oversubscription Privilege, is $5.50 per share (the "Subscription Price"). See "The Rights Offering-- Subscription Price."


Basic Subscription Right....Rights holders are entitled to purchase one share of
                            Alyn Common Stock for each one Right held (the "Basic Subscription Right"). See "The Rights Offering-- Basic Subscription Right." The Company's outside directors and their affiliates -- Kingdon Capital Management Corp.; Udi Toledano; and Edelson Technology Partners III (the "Exercising Principal Stockholders") -- who hold Basic Subscription Rights aggregating 629,901 Shares ($3,464,457), have advised the Company that they intend to exercise Rights for an aggregate of at least 909,091 Shares ($5 million), to the extent available. See "The Rights Offering-- Principal Stockholders." If only the Exercising Principal Stockholders exercise subscription rights and no other holders of Rights exercise their Basic Subscription Rights, the net proceeds to the Company of the Rights Offering will be $4.8 million. In order to reduce the dilutive effect of this Rights Offering, Mr.Robin A. Carden, the Company's founder, has advised the Company that he will transfer to the Company, without charge, 500,000 shares of Common Stock. Mr. Carden will not be exercising his Basic Subscription Right to 538,085 Shares. As a result, if all Rights are exercised, the Company will receive proceeds from the sale of 1.9 million shares, but its outstanding Common Stock will increase over the current level by only 1.4 million shares. See "The Rights Offering-- Principal Stockholders."


Oversubscription Privilege..Each  holder of Rights  who elects to  exercise  its
                            Basic Subscription Right in full may also subscribe, at the Subscription Price, for Rights to acquire additional shares of Common Stock as a result of unexercised Rights, if any (the "Oversubscription Privilege"). If the number of Shares available is not sufficient to satisfy the exercise of all Oversubscription Privileges, the available Shares will be allocated pro rata (subject to elimination of fractional Shares) among the holders of Rights who exercise their Oversubscription Privilege in proportion to the number of Shares each holder of Rights purchased pursuant to its Basic Subscription Right; provided, however, that if such pro rata allocation results in any holder of Rights being allocated a greater number of Shares of Common Stock than such holder subscribed for pursuant to its Oversubscription Privilege, then such holder will only be allocated such number of Shares as such holder subscribed for and the remaining Shares will be allocated among all other holders exercising their Oversubscription Privilege. See "The Rights Offering-- Oversubscription Privilege."


No Minimum..................The  Rights  Offering  is not  conditioned  upon the exercise of any minimum number of Rights.


Non-Transferability
of Rights...................The Rights are not transferable, except by operation of law in the event of death or dissolution of the record holder.


Procedure for Exercising
Rights......................Basic  Subscription   Rights  and   Oversubscription
                            Privileges may be exercised by properly completing a subscription agreement evidencing the Rights (a "Subscription Agreement") and forwarding the Subscription Agreement, together with payment of the Subscription Price for each Share subscribed for pursuant to the Basic Subscription Right and Oversubscription privilege, to the Subscription Agent on or prior to the Expiration Date. If the mail is used to forward Subscription Certificates, it is recommended that insured, registered mail be used. Alternatively, the Guaranteed Delivery Procedures as described in "The Rights Offering-- Exercise of Rights" may be used. Once a holder of Rights has exercised its Basic Subscription Right or Oversubscription Privilege, that exercise may not be revoked.


Subscription Agent..........Continental Stock Transfer and Trust Company


Issuance of Stock
Certificates................Certificates  representing  shares  of  Alyn  Common
                            Stock purchased pursuant to the Rights Offering will be delivered to subscribers as soon as practicable after the Expiration Date. See "The Rights Offering -- Exercise of Rights."


Use of Proceeds.............The  Company  intends  to use  the  proceeds  of the
                            Rights Offering for additional working capital. See "Use of Proceeds."


Common Stock Outstanding
After Rights Offering.......12,150,000  shares,  excluding  shares issuable upon exercise of stock  options and warrants  outstanding
                            as of the Record Date, assuming all Rights are exercised and all Shares offered hereby are sold. If only the Exercising Principal Stockholders exercise subscription rights and no other holders of Rights exercise their Basic Subscription Right, the Company will have 11,159,091 shares of Common Stock outstanding, excluding shares issuable upon exercise of stock options and warrants outstanding as of the Record Date.


Risk Factors................An  investment  in the Common Stock  offered  hereby involves a high degree of risk. See "Risk Factors."


Certain Federal Income
Tax Consequences............The  receipt  or  exercise  of Rights by a holder of shares of Common Stock should not be treated as a taxable event for United States federal income tax purposes, but may have certain tax effects. See "The Rights Offering-- Federal Income Tax Consequences."


 Information Agent..........The Company has retained  Innisfree M&A Incorporated as information agent. See "The Rights Offering -- Information Agent."

                             Summary Financial Data

                      (In thousands, except per share data)



                                                 Alyn                                      Old Alyn
                              -------------------------------------------- --------------------------------------
                                                               Period      Period
                                                               from May      from
                              Three months         Year         2, 1996    January
                                 Ended             ended           to       1, 1996
                                March 31       December 31  December 31   to May 1       Years ended December 31,
                                --------       -----------  -----------   --------        ------------------------
                                1998      1997        1997        1996     1996       1995      1994       1993
                                ----      ----        ----        ----     ----       ----      ----       ----


Statements of Operations
   Data:


Total net revenue                  $28       $42        $364         $90      $104       $319      $309       $540
                                   ---       ---        ----         ---      ----       ----      ----       ----


Costs and expenses:
Cost of goods sold.........        634        23         323          80        34        203        92        265
Establishment of
   manufacturing facilities                 225        1,809         262
General and administrative
   expenses
Selling and marketing......        327       370       1,371         587        23         52       143        114
Research and development...      1,202       225       2,338         283         7         79       180         24
                                 -----       ---       -----         ---         -         --       ---         --
Total costs and expenses...      2,707     1,273       8,474       2,469       117        553       767        662
                                 -----     -----       -----       -----       ---        ---       ---        ---
Operating loss.............    (2,679)   (1,231)     (8,110)     (2,379)      (13)      (234)     (458)       (122)
Other income (expense), net       (36)       289         806         141       (2)       (10)      (11)         (3)
                                  ---        ---         ---         ---       --        ---       ---          --
Loss before provision for
   income taxes............    (2,715)     (942)     (7,304)     (2,238)      (15)      (244)     (469)       (125)
Provision for income taxes.          1        1           12           1         1         1          1          1
                                ------     ----      -------     -------     -----     -----      -----       ----
Net loss...................   ($2,716)    ($943)    ($7,316)    ($2,239)     ($16)     ($245)    ($470)      ($126)
                              =======     =====     =======     =======      ====      =====     =====       =====


Per Share Data:

Basic and diluted net loss
   per share(1)............    ($0.25)   ($0.09)     ($0.68)     ($0.25)
            ==                 ======    ======      ======      ======
Common shares used in
   computing basic and
   diluted net loss per         10,750    10,750      10,750       8,800
                                ======    ======      ======       =====
   share(1)................



                              Three months ended
                                   March 31,        Years ended December 31,             Years ended December 31,
                                   ---------        ------------------------             ------------------------
                                1998      1997        1997        1996                  1995      1994       1993
                                ----      ----        ----        ----                  ----      ----       ----

Balance Sheet Data:


Working capital (deficit)..    $ 6,635    $19,489    $11,717   $23,494                 ($382)    ($133)      $  18
Total assets...............     28,922     30,973     31,127    32,203                    128       193        219
Long-term obligations......      5,231          0      5,501         0                    128       128       128
Total stockholders' equity
   (deficit)...............    21,034      30,123     23,750    31,066                  (490)     (245)       (99)

----------

     (1) Under Financial Accounting Standards Board Statement Number 128, Earnings per Share, any discount from the market price at the date of issue must be treated as a stock dividend for purposes of computing earnings per share. Therefore, the issuance of the Shares in this Rights Offering may result in a decrease in the loss per share as previously reported. Such change, if any, is not expected to be significant. The Shares in this Rights Offering are being offered at a discount to current market that is less than 10% and is therefore not significant.

                                  RISK FACTORS

     In addition to historical information, this Prospectus includes forward-looking statements that involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. In evaluating forward-looking statements and the Company's performance, readers are urged to read carefully the following Risk Factors, as well as other cautionary statements contained in this Prospectus.

     Limited Revenues and Prior Losses. The Company has had extremely limited revenues to date. The Company reported total net revenues of $28,000 and a net loss of $2,716,000 for the quarter ended March 31, 1998, and total net revenues of $42,000 and a net loss of $943,000 for the comparable quarter of 1997. The Company reported total net revenues of $364,000 and a net loss of $7,316,000 for the year ended December 31, 1997, and total net revenues of $194,000 and a net loss of $2,255,000 for the year ended December 31, 1996. The Company anticipates incurring operating losses for the current fiscal year, and may continue to incur losses thereafter. There can be no assurance that the Company will ever achieve profitability or maintain profitability, if achieved, on a consistent basis. Moreover, the Company has entered into a five-year lease for its main facility in Irvine, California, and a ten-year lease for its additional facility, also in Irvine, and the Company has committed substantial capital to equip both facilities with significant production capability. Unless and until the Company achieves a significant level of sales, the Company will continue to have substantial production overcapacity and underabsorbed costs that would cause the Company to incur substantial additional operating losses.

     Limited Manufacturing History; Manufacturing Risk. The Company has only limited experience in manufacturing its products in commercial quantities. There can be no assurance that the Company will be able to fully utilize its plants' capacity or that these facilities will be adequate for all of the Company's future fabrication requirements. The manufacturing processes for Boralyn utilize high temperature and high pressure and may be subject to volatile chemical reactions. A mechanical or human failure or unforeseen condition, including natural disasters such as earthquakes, characteristic of Southern California, could result in interruption of the Company's manufacturing capacity. Moreover, the Company's manufacturing operations will use certain equipment that, if damaged or otherwise rendered inoperable or unavailable, could result in the disruption of the Company's manufacturing operations. Although the Company has obtained business interruption insurance with coverage for lost profits and out-of-pocket expenses up to $8 million per occurrence, and presently maintains, and intends to continue to maintain, other property and casualty coverage, an extended interruption of operations at the Company's manufacturing facilities would have a material adverse effect on the business of the Company.

     No Assurance of Market Acceptance in Commercial Quantities. Market acceptance of the Company's products in commercial quantities will depend upon the pricing of those products and the Company's ability to manufacture and deliver them on a timely basis, as well as the ability of the Company to demonstrate the advantages of its products over competing material methodologies and products. The Company has experienced, and will likely continue to experience, long sales cycles and lengthy customer product design times prior to production orders. There can be no assurance that the Company can achieve customer acceptance in commercial quantities of Boralyn or the Company's other current or future products. The costs of the Company's marketing efforts will be substantial and will be recorded as expenses as they are incurred, notwithstanding that the benefits, if any, from those marketing efforts (in the form of revenues) may not be reflected, if at all, until subsequent periods.

     Need for Future Capital. The Company believes the net proceeds of this Rights Offering, assuming all Rights are exercised, together with cash flows from operations will be adequate to meet its working capital needs for at least the next 18 months. If less than all Rights are exercised, resulting in lower net proceeds to the Company than anticipated, or if the Company fails to reach sufficient revenue levels during that period, the Company will require additional capital, debt or equity, the availability and terms of which cannot be assured.

     Revenue Timing; Quarterly Fluctuations in Operating Results. The Company has experienced, and will likely continue to experience, long sales cycle times, lengthy customer design processes for new product introductions, and market trends that may significantly limit management's ability to forecast accurately time-to-market schedules or short-term results of operations. The Company's operating results may vary significantly from quarter to quarter, in part because of the costs associated with changes in the Company's products and personnel and the size and actual delivery dates of orders. The Company's operating results for any particular quarter are not necessarily indicative of any future results. Fluctuations caused by variations in quarterly operating results or the Company's failure to meet analysts' projections or public expectations as to operating results may adversely affect the market price of the Company's Common Stock.

     Rapid Technological Change and New Product Development. The Company operates in a rapidly evolving field - advanced materials - that is likely to be affected by future technological developments. The Company's ability to anticipate changes in technologies, markets and industry trends, and to develop and introduce new and enhanced products on a timely basis will be critical factors in its ability to grow and remain competitive. There can be no assurance that new products will be completed or that any new products can be marketed successfully. In addition, development schedules for new or improved products are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and competitors' new product introductions. Moreover, the Company expects that it will devote substantial resources to research and development efforts. For accounting purposes, the costs of those efforts will be recorded as expenses as they are incurred, notwithstanding that the benefits, if any, from the Company's research and development efforts (in the form of increased revenues or decreased product costs) may not be reflected, if at all, until subsequent periods.

     Possible Dependence on Significant Customers. In view of the early stage nature of the Company's business, currently it has only a limited number of customers, several of whom may be material to the Company's near term results of operations. Even after the Company matures, however, certain customers may be material to the business, operations and future prospects of the Company. There can be no assurance that one or more principal customers will not suffer business or financial setbacks resulting in reduction or cancellation of product orders or the Company being unable to obtain payment from such customers at any time or from time to time. The loss of sales to one or more significant customers could have a material adverse effect on the business and operations of the Company.

     Dependence on Patents. The Company has been granted one United States patent that it believes provides protection for its proprietary Boralyn technology and contains claims that cover the use of Boralyn. The Company has been granted additional patents, including divisional (extension) patents and continuation-in-part patents, that stem from the Company's original patent application. The Company has applied for additional patents. There can be no assurance that the Company's existing patents or any other patents that may be granted, will be valid and enforceable or provide the Company with meaningful protection from competitors. Further, there can be no assurance that any pending patent application will issue or that any claim thereof will provide protection against infringement. If the Company's present or future patent rights are ineffective in protecting the Company against infringement, the Company's marketing efforts and future revenues could be materially and adversely affected. Moreover, if a competitor were to infringe any patent issued to the Company, the costs of enforcing the Company's patent rights may be substantial or even prohibitive. There can be no assurance that the Company's future products will not infringe the patent rights of others or that the Company will not be forced to expend substantial funds to defend against infringement claims of, or to obtain licenses from, third parties. The Company currently has only limited patent protection for its technology outside the Untied States, and may be unable to obtain even limited protection for its proprietary technology in certain foreign countries.

     Competition. The materials industry is highly competitive. The Company competes in its chosen markets against several larger domestic and multi-national companies, all of which are well established in their respective markets and have substantially greater financial and other resources than the Company. Competitive market conditions could adversely affect the Company's results of operations if it were required to reduce product prices to remain competitive or were unable to achieve significant sales of its products.

     Product Liability Risks. The Company faces an inherent business risk of exposure to product liability claims in the event that any of its products are alleged to be defective or cause harmful effects. The cost of defending or settling product liability claims may be substantial. The Company currently maintains, and intends to continue to maintain, product liability insurance coverage. There can be no assurance that the Company will be able to obtain such insurance on acceptable terms in the future or that such insurance will adequately cover any claims.

     Dependence on Principal Suppliers. The Company presently purchases its principal ceramic raw material, boron carbide, from a limited number of suppliers, including one supplier that provides approximately 50% of the Company's present requirements. The Company's business would be materially and adversely affected if it were unable to continue to purchase boron carbide at prices and on terms comparable to those presently available from its principal suppliers. Although the Company believes that boron carbide is available from other suppliers, there can be no assurance that the Company will be able to continue to obtain desired quantities of boron carbide on a timely basis or at prices and on terms deemed reasonable by the Company.

     Dependence on Management. The Company's future success and profitability is substantially dependent upon the performance of its senior executives, particularly  Steven S.  Price,  the  Company's  President  and Chief  Executive
Officer. Each of the Company's senior executives has an employment agreement with the Company and has a substantial equity interest in the Company through ownership of shares of Common Stock or the grant of options to purchase shares of Common Stock. The loss of services from any of the Company's senior executives could have a material adverse effect on the Company. The Company does maintain key-man life insurance policies of $2.5 million on each of the lives of Mr. Price and Mr. Carden. The Company does not maintain key-man life insurance on Mr. Menetrey or Mr. Little. The Company's future growth will be dependent upon its ability to attract and retain additional qualified management, technical, scientific, administrative and other personnel. By reason both of its location and the nature of its business, the Company believes it will experience significant competition for qualified management, supervisory, engineering and other personnel. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth.

     Year 2000 Compliance. Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than two years, the computer systems and software used by many companies may need to be updated to comply with such "Year 2000" requirements. The Company believes its accounting and management information systems are Year 2000 compliant. The ability of third parties with whom the Company transacts business to address adequately their Year 2000 compliance is beyond the Company's control. The failure of such third parties to address adequately Year 2000 compliance could have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence on Trademarks for Current and Future Markets. The market for the Company's products is and will remain dependent in part upon the goodwill engendered by its trademarks and trade names. Trademark protection is therefore material to the Company's business. Although Boralyn is registered in the United States, there can be no assurance that the Company will be successful in asserting trademark or trade name protection for its significant marks and names in the United States or other markets, and the costs to the Company of such efforts could be substantial.

     Control by Certain Stockholders; Anti-takeover Provisions. Certain of the Company's present stockholders own a substantial majority of the outstanding shares of Common Stock. Consequently, those stockholders have the ability to elect all the Company's directors and to control the outcome of all other issues submitted to the Company's stockholders. Additionally, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote of, or action by, the Company's stockholders. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Although the Company has no present intention to issue shares of Preferred Stock, any issuance of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have an effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Certain provisions of Delaware law applicable to the Company may also discourage third-party attempts to acquire control.

     Shares Eligible for Future Sale. Future sales of shares of Common Stock by existing stockholders pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or otherwise, could have an adverse effect on the price of the shares of Common Stock. In addition, the Company has contractually granted certain of its existing stockholders, including, among others, Robin A. Carden (the Company's founder and a director); Walter R. Menetrey (the Company's Executive Vice President and a director); M. Kingdon Offshore NV; Kingdon Associates, L.P.; and Kingdon Partners, L.P. (of each of which Michael Markbreiter, a director of the Company, is an affiliate); Udi Toledano (the Chairman of the Company's Board of Directors) and Edelson Technology Partners III (of which Harry Edelson, a director of the Company, is an affiliate), certain registration rights. No prediction can be made as to the effect that future sales of Common Stock, or the availability of shares of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

     Possible Volatility of Stock Price. Trading volume and prices for the Common Stock could be subject to wide fluctuations in response to quarterly variations in operations, results, announcements with respect to sales and earnings, as well as technological innovations, and new product developments and other events or factors, which cannot be foreseen or predicted by the Company, including the sale or attempted sale of a large amount of securities in the public market, the registration for resale of any shares of Common Stock, and the effect on the Company's earnings of existing or future equity-based compensation awards to management. The market price of the Company's Common Stock could also be influenced by developments or matters not related to the Company.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Shares issuable in the Rights Offering, assuming all Rights are exercised, are estimated to be approximately $10.25 million, after deducting the estimated offering expenses. The Company believes that such net proceeds, together with cash flow from operations, will be sufficient to finance its working and other capital requirements for a period of at least the next 18 months. If less than all Rights are exercised, resulting in lower net proceeds to the Company or if the Company fails to reach sufficient revenue levels, the Company will require additional capital, which may be in the form of debt or equity, the availability and terms of which cannot be assured.

     The Company intends to use the net proceeds from the Rights Offering for working capital purposes. The Company intends to invest the net proceeds from the Rights Offering in short-term, investment-grade, interest-bearing instruments.

                           PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed for quotation under the symbol "ALYN" on the National Market of The Nasdaq Stock Market, Inc. The following table sets forth the high and low per share bid prices for the Company's Common Stock for each quarterly period since the completion of the Company's initial public offering on October 22, 1996.

                    Calendar Year                                 High                        Low
                    -------------                                 ----                        ---
       1996
       Fourth Quarter                                            $16.00                     $10.00

       1997
       First Quarter                                              13.50                       8.25
       Second Quarter                                             12.62                       8.38
       Third Quarter                                              17.62                       6.88
       Fourth Quarter                                             16.62                       9.50

       1998
       First Quarter                                              10.62                       6.62
       Second Quarter                                              9.12                       5.50
       Third Quarter through July 13, 1998                         6.00                       4.38

     As of June 5, 1998, there were 42 holders of record of the Company's Common Stock. The Company believes, based on the number of proxy materials distributed in connection with its 1998 Annual Meeting of Stockholders, that the number of beneficial owners as of that date exceeds 1,750.

                                 DIVIDEND POLICY

     The Company does not anticipate paying any dividends on its common stock in the foreseeable future. The Company presently intends to retain its earnings, if any, to finance the development of its business. The payment of any dividends in the future will depend on the evaluation by the Company's Board of Directors of such factors as it deems relevant at the time. Currently, the Board of Directors believes that all of the Company's earnings, if any, should be retained for the development of the Company's business. In addition, under the terms of the Company's loan agreements, there are certain restrictions on the Company's ability to declare and pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998, and as adjusted to reflect the sale of the Shares offered by the Company in the Rights Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's Combined Financial Statements and Notes thereto incorporated by reference into this Prospectus. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                                          As of March 31, 1998
                                                                                         Actual      As Adjusted(1)
                                                                                         ------      --------------
                                                                                       (In thousands, except share
                                                                                                  data)
Current Liabilities.............................................................         $  2,657      $  2,657
Long-term debt..................................................................         $  5,231      $  5,231

Stockholders' equity:
   Preferred stock, par value $0.001 per share; 5,000,000 shares authorized; no shares issued or outstanding
   Common  stock,  par value $0.001 per  share;  20,000,000  shares  authorized;
     10,750,000 shares issued and outstanding actual; 12,150,000  shares issued
     and outstanding as adjusted(2).............................................               11             12
   Additional paid-in capital...................................................           33,294         43,542
   Accumulated deficit..........................................................          (12,271)       (12,271)

     Total stockholders' equity                                                            21,034         31,283
                                                                                          -------         ------

       Total capitalization.....................................................         $ 28,922       $ 39,171




(1) As adjusted to reflect the sale of the 1,400,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds."

(2) Excludes (i) 962,000 shares issuable upon exercise of presently outstanding stock options, (ii) 211,000 shares issuable upon exercise of warrants issued to Furman Selz LLC, the underwriter of the Company's initial public offering, and (iii) 38,000 shares available for issuance under the Company's 1996 Stock Incentive Plan.

                               THE RIGHTS OFFERING

The Rights

     Alyn is distributing to the holders of its outstanding shares of Common Stock on the Record Date, at no cost to such holders, nontransferable Rights. Alyn will distribute .17674 Rights for each share of Common Stock (or one Right for every 5.65803 shares of Common Stock) held on the Record Date. One Right will entitle the holder to purchase one share of Common Stock at the Subscription Price. The number of Rights distributed by Alyn to each holder of record of Common Stock will be rounded up to the nearest whole number. No fractional Rights or cash in lieu thereof will be issued or paid by the Company.

Basic Subscription Right

     Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Right will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Rights are exercised immediately prior to the Expiration Date or earlier.

Oversubscription Privilege

     Subject to the allocation described below, each Right also grants the holder the right to subscribe for additional Rights to acquire, at the Subscription Price, additional shares of Common Stock not subscribed for through the exercise of the Basic Subscription Rights by other Rights holders (the "Oversubscription Privilege"). Only Rights holders who exercise their Basic Subscription Right in full will be entitled to exercise the Oversubscription Privilege.

     If the number of Shares is not sufficient to satisfy all Oversubscription Privileges, the available Shares will be allocated pro rata (subject to elimination of fractional shares) among the holders of Rights who exercise their Oversubscription Privilege, in proportion, not to the number of Shares requested pursuant to the Oversubscription Privilege, but to the number of Shares each Rights holder has purchased pursuant to its Basic Subscription Right; provided, however, that if such pro rata allocation would result in any holder being allocated a greater number of shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Shares as such holder subscribed for pursuant to the Oversubscription Privilege and the remaining Shares will be allocated among all other holders exercising the Oversubscription Privilege.

     Holders desiring to exercise their Oversubscription Privilege should indicate in the space provided on their Subscription Certificate the number of additional Shares they would like to subscribe for. As soon as practicable following the Expiration Date, Alyn will determine the number of shares of Common Stock that may be purchased by each Rights holder pursuant to the Oversubscription Privilege. Holders must tender with their Subscription Certificate the full amount due on exercise of their Oversubscription Privilege for that number of Shares they have so subscribed for (in addition to the payment due in connection with their Basic Subscription Right).

     Certificates representing Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations and adjustments contemplated by the terms of the Rights Offering have been effected. The amount overpaid, if any, by holders of Rights exercising their Oversubscription Privilege will be repaid by Alyn, without interest, after the amount due by each such holder has been determined.

     Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Right and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and Alyn, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of shares of Common Stock that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

Principal Stockholders

     The Company's  outside  directors and their  affiliates -- Kingdon  Capital
Management Corp.; Udi Toledano; and Edelson Technology Partners III (the "Exercising Principal Stockholders") -- who hold Basic Subscription Rights aggregating 629,901 Shares ($3,464,457), have advised the Company that they intend to exercise Rights for an aggregate of at least 909,091 Shares ($5 million), to the extent available. See "The Rights Offering-- Principal Stockholders." If only the Exercising Principal Stockholders exercise subscription rights and no other holders of Rights exercise their Basic Subscription Rights, the net proceeds to the Company of the Rights Offering will be $4.8 million. In order to reduce the dilutive effect of this Rights Offering, Mr. Robin A. Carden, the Company's founder, has advised the Company that he will transfer to the Company, without charge, 500,000 shares of Common Stock. Mr. Carden will not be exercising his Basic Subscription Right to 538,085 Shares. As a result, if all Rights are exercised, the Company will receive proceeds from the sale of 1.9 million shares, but its outstanding Common Stock will increase over the current level by only 1.4 million shares.

Expiration Date

     The Rights will expire at 5:00 p.m., Eastern Standard Time, on August 14, 1998, unless extended by Alyn, in its discretion, for up to 10 days. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except if sent in compliance with the Guaranteed Delivery Procedures described below.

Determination of Subscription Price

     The Subscription Price was determined by the Company and its Board of Directors. The Subscription Price was determined after considering such factors as the historic and current market price of the Company's Common Stock and the Company's need for capital. The Subscription Price should not be considered an indication of the actual value of Alyn or its Common Stock. There can be no assurance that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and of the Common Stock upon exercise of the Rights, a subscribing Rights holder will be able to sell shares of Common Stock purchased in the Rights Offering at a price equal to or greater than the Subscription Price. At the time the Subscription Price for the Shares being sold in the Rights Offering was determined (July 13, 1998), such price represented a 9.36% discount to the market price for the Company's Common Stock.

Exercise of Rights

     Rights may be exercised by delivery to the Subscription Agent, on or prior to the Expiration Date, of a properly completed and duly executed Subscription Certificate evidencing such Rights (together with any required signature guarantees), accompanied by payment in full of the Subscription Price for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Oversubscription Privilege (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be made by: (i) check or bank draft drawn upon a United States bank or a postal, telegraphic or express money order payable to "Continental Stock & Transfer, as Subscription Agent"; (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chase Manhattan Bank 777010690 Acct # 021 000 021 ABA; or (iii) in such other manner as Alyn may approve in writing in the case of persons acquiring an aggregate number of shares of Common Stock totaling $500,000 or more, provided that in such case the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within one OTC trading day prior to the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon: (i) clearance of any uncertified check; (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon U.S. bank or of any postal, telegraphic or express money order; or (iii) receipt of funds by the Subscription Agent through an Approved Payment Method. PLEASE NOTE THAT FUNDS PAID BY UNCERTIFIED PERSONAL CHECK MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE, AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     Subscription Certificates and payment of the Subscription Price should be delivered to the address set forth below under "-- Subscription Agent."

     If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate(s) evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each share of Common Stock being subscribed for pursuant to the Basic Subscription Right and the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a notice of guaranteed delivery (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, stating the name of the exercising Rights holder, the number of Rights represented by the Subscription
     Certificate(s) held by such exercising holder, the number of shares of Common Stock being subscribed for pursuant to the Basic Subscription Right and the number of shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three OTC trading days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed and duly executed Subscription Certificate(s), including any required signature guarantees, evidencing the Rights being exercised is received by the Subscription Agent within three OTC trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth below, or may be transmitted to the Subscription Agent by facsimile transmission, facsimile no. (212) 509-5150. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent at the address set forth below under "-- Subscription Agent."

     Unless a Subscription Certificate: (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, signatures on such Subscription Certificate must be guaranteed by an eligible guarantor institution ("Eligible Guarantor Institution") as defined in Rule 17Ad-15 of the Exchange Act, subject to the standards and procedures adopted by the Subscription Agent.

     Funds received in payment of the Subscription Price in connection with a holder's exercise of its Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the Shares that such holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued will be returned by mail, without interest or deduction, as soon as practicable after the Expiration Date.

     A holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights beneficially owned by them.

     Beneficial owners of Common Stock or Rights held through such a holder of record should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions.

     If either the number of Rights being exercised is not specified on a Subscription Certificate, or the payment delivered is not sufficient to pay the full aggregate Subscription Price of all shares of Common Stock stated to be subscribed for, the Rights holder will be deemed to have exercised the maximum number of Rights that could be exercised for the amount of the payment delivered by such Rights holder. If the payment delivered by the Rights holder exceeds the aggregate Subscription Price for the number of Rights evidenced by the Subscription Certificate(s) delivered by such Rights holder, the payment will be applied, until depleted, to subscribe for shares of Common Stock in the following order: (i) to subscribe for the number of shares, if any, of Common Stock indicated on the Subscription Certificate(s) pursuant to the Basic Subscription Right; (ii) to subscribe for shares of Common Stock until the Basic Subscription Right has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional shares of Common Stock pursuant to the Oversubscription Privilege (subject to any applicable proration). Any excess payment remaining after the foregoing allocation will be returned to the Rights holder as soon as practicable by mail, without interest or deduction.

     The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT FOR THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by Alyn, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right by reason of any defect or irregularity in such exercise. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

     Any questions or requests for assistance concerning the procedure for exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice for guaranteed Delivery should be directed to:

                  Innisfree M&A Incorporated
                  501 Madison Avenue
                  New York, NY  10022
                  (212) 750-5833

No Revocation

     AFTER A RIGHTS HOLDER HAS EXERCISED ITS BASIC SUBSCRIPTION RIGHT OR OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED BY SUCH HOLDER.

     Except for the fees charged by the Subscription Agent (which will be paid by the Company as described herein), all commissions, fees and other expenses (including any applicable taxes and commissions) incurred in connection with the exercise of Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Subscription Agent

     Alyn has appointed Continental Stock Transfer & Trust Company as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, is:

                  Continental Stock Transfer & Trust Company
                  Reorganization Department
                  2 Broadway, 19th Floor
                  New York, NY  10004

     The Subscription Agent's telephone number is (212) 509-4000, ext. 535, and its facsimile number is (212) 509-5150.

     The Company will pay the fees and expenses of the Subscription Agent (which are estimated will aggregate $15,000) and has also agreed to indemnify the Subscription Agent from any liability which it may incur in connection with the Rights Offering.

Financial Advisor

     The Company has engaged Furman Selz LLC as its financial advisor in connection with the Rights Offering.

Information Agent

     The Company has retained Innisfree M&A Incorporated ("Innisfree") as information agent. Innisfree will answer questions from Rights holders and others about the Rights Offering and exercise procedures. Innisfree is located at 501 Madison Avenue, New York, NY 10022. Innisfree's telephone number is (212) 750-5833.

                             SELECTED FINANCIAL DATA
                      (In thousands, except per share data)



                                                 Alyn                                      Old Alyn
                             ------------------------------------------   --------------------------------------
                                                               Period      Period
                                                               from May      from
                              Three months ended   Year         2, 1996    January
                                   March 31,       ended           to       1, 1996      Years ended December 31,
                                                   December    December       to
                                                      31,         31,        May 1

                                1998      1997        1997        1996       1996       1995      1994       1993
                                ----      ----        ----        ----       ----       ----      ----       ----

Statements of Operations
   Data:


Total net revenue                  $28       $42        $364         $90      $104       $319      $309       $540
                                   ---       ---        ----         ---      ----       ----      ----       ----


Costs and expenses:
Cost of goods sold.........        634        23         323          80        34        203        92        265
Establishment of
   manufacturing facilities                  225       1,809         262
General and administrative
   expenses...............         544       430       2,633       1,257        53        219       352        259
Selling and marketing......        327       370       1,371         587        23         52       143        114
Research and development...      1,202       225       2,338         283         7         79       180         24
                                 -----       ---       -----         ---         -         --       ---         --
Total costs and expenses...      2,707     1,273       8,474       2,469       117        553       767        662
                                 -----     -----       -----       -----       ---        ---       ---        ---
Operating loss.............    (2,679)   (1,231)     (8,110)     (2,379)      (13)      (234)     (458)       (122)
Other income (expense), net       (36)       289         806         141       (2)       (10)      (11)         (3)
                                  ---        ---         ---         ---       --        ---       ---          --
Loss before provision for
   income taxes............    (2,715)     (942)     (7,304)     (2,238)      (15)      (244)     (469)       (125)
Provision for income taxes.          1        1           12           1         1         1          1          1
                                     -        -           --           -         -         -          -          -
Net loss...................   ($2,716)    ($943)    ($7,316)    ($2,239)     ($16)     ($245)    ($470)      ($126)
                              =======     =====     =======     =======      ====      =====     =====       =====


Per Share Data:


Basic and diluted net loss
   per share (1)...........    ($0.25)   ($0.09)     ($0.68)     ($0.25)
                               ======    ======      ======      ======

Common shares used in
   computing basic and
   diluted net loss per         10,750    10,750      10,750       8,800
   share (1)...............     ======    ======      ======       =====





                              Three months ended
                                   March 31,        Years ended December 31             Years ended December 31,
                                   ---------        -----------------------             ------------------------
                                1998      1997        1997        1996                  1995      1994       1993
                                ----      ----        ----        ----                  ----      ----       ----

Balance Sheet Data:

Working capital (deficit)..    $ 6,635    $19,489    $11,717   $23,494                 ($382)    ($133)      $  18
Total assets...............     28,922     30,973     31,127    32,203                    128       193        219
Long-term obligations......      5,231          0      5,501         0                    128       128       128
Total stockholders' equity
   (deficit)...............    21,034      30,123     23,750    31,066                  (490)     (245)       (99)



(1) Under Financial Accounting Standards Board Statement Number 128, Earnings per Share, any discount from the market price at the date of issue must be treated as a stock dividend for purposes of computing earnings per share. Therefore, the issuance of the Shares in this Rights Offering may result in a decrease in the loss per share as previously reported. Such change, if any, is not expected to be significant. The Shares in this Rights Offering are being offered at a discount to current market that is less than 10% and is therefore not significant.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the "Selected Financial Data" which is included elsewhere in this Prospectus and the Company's Financial Statements and Notes thereto, which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Quarterly Report on Form 10-Q for the three months ended March 31, 1998 which are incorporated by reference in this Prospectus. The following discussion contains forward-looking statements. Actual results could differ materially. See "Risk Factors."

Overview

     Since its inception in 1990, the Company has been engaged in research, development and testing of its advanced metal matrix composite materials. Following its initial public offering in October 1996, the Company has focused on the establishment of manufacturing facilities and prototype production of metal matrix composite products. In 1997 and the first quarter of 1998, the Company's sales were primarily the result of prototype orders. The Company is in transition from establishing manufacturing facilities and prototype development to production. An initial production order for metalwood golf club heads was received from Taylor Made Golf Company in June 1998 and the Company has received prototype development orders from two other major golf club manufacturers. Boralyn-based golf club shaft prototypes are in True Temper Sports' testing program for evaluation. Shipments have begun for aerospace applications utilizing both Boralyn and hard-alloy aluminum. Development work continues in the Company's disk substrate program. Production of the engine cradle for General Motors began in June 1998, with the first shipments scheduled for July 1998. While the Company expects to achieve sales of Boralyn-based products in 1998, there can be no assurance that any significant sales will be achieved. The Company was unprofitable through March 31, 1998 and incurred a loss for the full year 1997 as a result of start-up expenses in anticipation of production orders, and will incur additional losses thereafter.

Results of Operations

Three Months Ended March 31, 1998 and 1997.

     Total revenues for the first quarter of 1998 decreased 33% to $28,000 from $42,000 in the first quarter of 1997. The change is insignificant.

     Cost of Goods Sold for the first quarter of 1998 increased 2,657% to $634,000 from $23,000 in the first quarter of 1997. All labor, material and overhead not attributable to R & D were classified as Cost of Goods Sold in the first quarter of 1998. In 1997, prior to completion of the Company's first manufacturing facility, only labor, material and overhead associated with sales went to Cost of Goods Sold, with the remainder charged to Establishment of Manufacturing Facilities, as the Company's workforce was employed in this effort.

     There were no expenses for the Establishment of Manufacturing Facilities during the first quarter of 1998, as there were no costs incurred in this effort. In the first quarter of 1997, $225,000 of expenses incurred for the startup and testing of production equipment was charged to Establishment of Manufacturing Facilities.

     General and Administrative expenses for the first quarter of 1998 increased 27% to $544,000 from $430,000 in the first quarter of 1997. The increase represents the costs incurred as a result of increasing the Company's administrative employee base. These expenses are expected to increase as the Company begins production.

     Selling and Marketing expenses for the first quarter of 1998 decreased by 12% to $327,000 from $370,000 in the first quarter of 1997. As the Company begins production, Selling and Marketing expenses are expected to increase.

     Research and Development expenses for the first quarter of 1998 increased 434% to $1,202,000 from $225,000 in the first quarter of 1997. This increase was attributable to an increase in the development of products the Company anticipates producing. The Company expects to continue investing in Research and Development of new applications of Boralyn and other metal matrix composites.

     Costs and expenses for the first quarter of 1998 include $525,000 of depreciation and amortization compared to $63,000 for the same period in 1997.

Years Ended December 31, 1997, 1996 and 1995.

     For purposes of comparison with the results of operations for the year ended December 31, 1997, the results of operations for the period January 1, 1996 through May 1, 1996 and the period from May 2, 1996 through December 31, 1996 have been aggregated.

     Total revenues for 1997 increased 88% to $364,000 from $194,000 in 1996. The increase was the result of additional prototype sales of Boralyn-based products and revenue on custom-built tooling. In 1996, total revenue decreased 39% to $194,000 from $319,000 in 1995. The decrease was the result of management's decision to focus its efforts on sales of Boralyn-based products and to reduce its efforts to sell boron carbide powders and ceramic products.

     Cost of goods sold increased 183% to $323,000 in 1997 from $114,000 in 1996. Cost of goods sold for 1997 increased as a percentage of total revenue to 89% from 59% in 1996. The increase was primarily attributable to the lower margin on sales of custom-built tooling and prototype sales. Certain customers have renegotiated tooling contracts where future tooling payments are to be treated as a reimbursement of tooling expenses as opposed to being recorded as revenue. In 1996 cost of goods sold decreased 44% to $114,000 from $203,000 in 1995, reflecting primarily the reduction in revenues. Cost of goods sold as a percentage of total revenue decreased in 1996 to 59% from 64% in 1995. The decrease reflected the change in product mix which included a greater proportion of higher margin Boralyn-based products in 1995.

     Expenses incurred in 1997 for the establishment of manufacturing facilities increased 591% to $1,809,000 from $262,000 in 1996. The increase was primarily attributable to the additional manufacturing management and related pre-operating costs incurred by the Company in building up its infrastructure and installing machinery and equipment to produce Boralyn-based products. The increase in 1997 was the result of occupying the building for the entire year as compared to only the fourth quarter in 1996. The Company expects to begin production in 1998 and anticipates reaching normal production levels by the end of 1998. There were no expenses incurred during 1995 for establishment of manufacturing facilities.

     General and administrative expenses for 1997 increased 101% to $2,633,000 from $1,310,000 in 1996. The increase was primarily the result of doubling the Company's staff in preparation for production, including professional services and other administrative costs. In 1996, general and administrative expenses increased 498% to $1,310,000 from $219,000 in 1995. The increase was the result of additional staff and administrative costs associated with the transition of the Company to fully commercialize Boralyn.

     Selling and marketing expenses in 1997 increased 125% to $1,371,000 from $610,000 in 1996. The increase was the result of an increase in marketing expenses incurred in the expanding marketing efforts for Boralyn-based products. These expenses will continue to increase to support anticipated Company growth. Selling and marketing expenses increased 1,073% to $610,000 in 1996 from $52,000 in 1995. This increase was the result of increased sales staff, including specialists in sporting goods, computers, and transportation industries, marketing staff and an increase in marketing expenses incurred in the start-up marketing efforts for Boralyn-based products.

     Research and development expenses in 1997 increased 706% to $2,338,000 from $290,000 in 1996. This increase was attributable to an increase in ongoing development programs, including establishment of the research facility in Fremont, California, which focuses solely on the computer hard-disk substrate market. Research and development expenses are expected to increase as the Company expands programs to support the development of Boralyn-based products. In 1996, research and development expenses increased 267% to $290,000 from $79,000 in 1995. The increase was attributed to an increase in research staff and ongoing development programs associated with the Company's transition for Boralyn commercialization.

     The Company's customer sales contracts are quoted in U.S. Dollars, such that there is no current foreign exchange exposure. However, there can be no assurance that market conditions will allow continued pricing in U.S. Dollars and may require pricing in local currencies. The company's agreements for the purchase of raw materials and tooling which are obtained from sources outside the United States are also quoted in U.S. Dollars, although current purchase agreements do not exceed one year. Raw material and tooling prices may be affected materially and adversely by currency value fluctuations.

Liquidity and Capital Resources

     At March 31, 1998, the Company had cash of $8,696,000 and working capital of $6,635,000. The Company has funded its operations from the proceeds of its initial public offering in October 1996 of $33.3 million, net of expenses, and through debt financing of $6.5 million completed in December 1997. The Company intends to utilize an additional $4 million of debt financing under an existing credit facility in the second quarter of 1998. Cash balances in excess of those required to fund operations are invested in interest-bearing high-quality short-term investment grade corporate securities and government securities in accordance with investment guidelines approved by the Company's Board of Directors.

     The net proceeds to the Company from the sale of the Shares issuable in the Rights Offering, assuming all Rights are exercised, are estimated to be approximately $10.25 million, after deducting the estimated offering expenses. The Company believes that such net proceeds, together with cash flow from operations, will be sufficient to finance its working and other capital requirements for a period of at least the next 18 months. If less than all Rights are exercised, resulting in lower net proceeds to the Company or if the Company fails to reach sufficient revenue levels, the Company will require additional capital, which may be in the form of debt or equity, the availability and terms of which can not be assured. Other factors that may effect the Company's future liquidity and capital funding requirements include the results of marketing its metal matrix composite capabilities, their acceptance in the market, the timing of production orders and their delivery and the costs and timing of growth in sales, marketing and manufacturing activities.

Year 2000 Compliance

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than two years, the computer systems and software used by many companies may need to be updated to comply with such "Year 2000" requirements. The Company believes its accounting and management information systems are Year 2000 compliant. The ability of third parties with whom the Company transacts business to address adequately their Year 2000 compliance is beyond the Company's control. The failure of such third parties to address adequately Year 2000 compliance could have a material adverse effect on the Company's business, results of operations and financial condition.

                                    BUSINESS

     Unless otherwise indicated, all information in this Prospectus gives effect to the merger, effective May 2, 1996, of Alyn Corporation, a California corporation ("Old Alyn"), with and into Alyn Corporation, a Delaware corporation formerly named AC Acquisition Corp. ("Alyn" or the "Company"). Unless the context otherwise requires, the terms "Alyn" or the "Company", as used in this Prospectus, includes the Company and its predecessor, Old Alyn.

     Alyn provides customized metal matrix solutions to meet the specific product needs of its customers in consumer and industrial markets. Alyn is a vertically-integrated metal matrix composite company that offers advanced metal matrix composites, customer-driven engineering solutions and strategically developed manufacturing processes. Alyn engages in joint development projects with many of its customers in selected large markets where the design and production of metal matrix composite-based products provide those customers with products that are innovative, reduce a customer's overall production cost, or provide value-added performance.

     The Company has developed technology, for which it obtained its initial patent in January 1996, for the application of boron carbide in combination with aluminum in a light-weight metal matrix composite under the Boralyn name. Boron carbide is an advanced ceramic that is the third hardest material in the world and the hardest material available at commercially reasonable cost. The Company believes that no other commercially available material offers a range of properties comparable to those of Boralyn. Boralyn is lighter and can be more easily fabricated than titanium. It has a higher specific stiffness than aluminum and commonly used titanium or steel alloys. Boralyn is one-third the density of most steels and has a greater resistance to wear than aluminum, specialty steel and titanium.

     Since its initial public offering in October 1996, the Company has focused on the strategic design and installation of significant manufacturing assets to meet anticipated production requirements in its targeted markets. Alyn now has two production facilities in Irvine, California: a 35,000 square foot precision pressure casting facility at its Hale Avenue location and an 84,000 square foot extrusion and forging facility at its Von Karman location. Alyn now has an installed manufacturing capability that enables it to produce over 25 million pounds of Boralyn and hard-alloy aluminum products per year.

     The Company recently began utilizing project teams to develop products and bring them to production. The Company has targeted the following markets which are well-positioned to take advantage of premium-priced Boralyn and the Company's other metal matrix composites to achieve product breakthroughs or cost savings: (i) premium-priced golf club heads and shafts; (ii) selected automotive components; (iii) aerospace components; (iv) disk substrates for computer hard drives; and (v) nuclear shielding for waste storage casks. Based on initial production orders, responses received in connection with its currently ongoing joint development projects and a high level of request for product quotes, the Company believes these markets provide substantial opportunities for growth. The Company intends to develop products for other markets, such as bicycle components and other high-end sporting goods and defense applications, where metal matrix composite-based products may also provide premium pricing for value added benefits.

Company Strategy

     Alyn's objectives are to become a leader in providing engineered solutions to customers' product needs through metal matrix composite technologies and associated manufacturing processes, and to establish significant market share and brand awareness for Boralyn in markets where value-added premiums may be obtained. The Company intends to achieve these objectives by: (i) focusing on customer markets with high value-added needs; (ii) partnering with customers to develop engineered solutions to their specific product needs; (iii) capitalizing on its existing proprietary technology and patented processes for producing MMCs; (iv) manufacturing customers' products; (v) ensuring effective execution through target market teams and individual product teams; and (vi) providing a high level of customer satisfaction.

     Focusing on High Value-added Markets. The Company is initially focusing its sales and development efforts on five markets which have significant needs in areas where the Company's materials and processes offer great value. These markets are golf, automotive, aerospace, computer hard drives and nuclear shielding. The significance of the needs in each of these markets allows premium-pricing for the Company's products, while still providing value-added product innovation and/or cost savings for the customer.

     Partnering with Customers. This element of the Company's strategy is central to the overall objective of "Providing Engineered Solutions Through Metal Matrix Technologies." The Company maintains a staff of highly qualified product design engineers, with state-of-the-art software, to work with its customers' marketing, design and engineering and production personnel in addressing their specific product needs. Such needs include product innovation and fundamental technology advances, weight reduction, enhanced structural properties, improved quality and fabrication improvements to reduce cost.

     Capitalizing on Metal Matrix Technologies. The Company has developed patented and proprietary technology for the making of metal matrix composite materials utilizing aluminum, titanium or magnesium as the base metal and boron carbide, silicon carbide or aluminum oxide as the ceramic component. The Company has also developed proprietary processes for the manufacture of products. By mixing different materials in varying percentages and adjusting the processes used for MMC production, the Company is able to "dial-in" material properties to fit specific customer needs.

     Manufacturing Customer Products. The Company's metal matrix composite materials can be fabricated into products by extrusion, forging and casting. Proprietary processes have been developed for fabrication of the Company's products, providing a competitive advantage in production capabilities, independent of the use of the MMCs themselves. In addition, significant proprietary "know-how" has been developed for the manufacture of products from MMCs. The Company has strategically invested in developing significant manufacturing capacity to be able to offer a fully integrated service to its customers requiring both limited and large production quantities.

     Managing Through Teams. The Company's integration of engineering design, development of material properties to address specific customer needs and the production and delivery of the finished product, requires the active participation and coordination of all functions within the Company. In order to effectively manage this process and deliver customer satisfaction, the Company utilizes project teams with responsibility and accountability for delivering "on-time and on-spec," with a single point of reference and communication for each customer. The Company believes that this methodology is essential to delivering the highest levels of customer satisfaction.

     Providing Customer Satisfaction. The Company believes that by providing superior customer satisfaction, it can maintain a preferred position in developing long term relationships with its customers, which can be expanded into broader roles within their respective companies and industries.

Characteristics of Boralyn

     Boralyn is the Company's initial commercially available metal matrix composite material, composed principally of aluminum alloy and boron carbide. The Company believes that in target markets Boralyn compares favorably to other materials with which it will compete with respect to weight (density), specific strength, specific stiffness, resistance to wear, fatigue and corrosion resistance, vibration and resonance and neutron absorption.

     Specific Strength/Specific Stiffness. The specific strength range (dependent somewhat on the grade) of Boralyn is substantially higher than that of aluminum and somewhat higher than that of many specialty steels and titanium. Boralyn has greater specific stiffness compared to titanium alloy, aluminum alloy and specialty steel. For many applications, less Boralyn is required to provide necessary strength and stiffness. Conversely, for the same weight, Boralyn provides significantly more strength and stiffness than other competing materials.

     Resistance to Wear. Boralyn provides greater wear resistance than aluminum or steel due to the extreme hardness of boron carbide.

     Fatigue and Corrosion Resistance. Boralyn, in a 5% salt moist environment, endures a higher number of stress cycles than aluminum alloy. This property makes Boralyn superior to aluminum alloy for applications in which many stress cycles are encountered, particularly in certain corrosive environments. Any structural support where stress is applied repeatedly needs high fatigue characteristics.

     Vibration and Resonance. Boralyn, due in part to its high stiffness, has lower vibration and resonance characteristics than glass and aluminum computer hard-disk substrates over rotational speeds ranging from 1,000 to 12,000 revolutions per minute.

     Neutron Absorption. Boron carbide contains a naturally occurring isotope of boron which absorbs (attenuates) neutron radiation, the hazardous radiation element of nuclear energy generation and various military applications. Neutron absorption in boron carbide-based materials such as Boralyn is primarily a function of the density (referred to as areal density) and degree of uniformity of distribution (i.e., homogeneity) of boron carbide particles within the material. The predictable homogeneity of Boralyn allows for the design of structures specific to a customer's requirements, without incorporating additional material.

     Broad Range of Available Grades. Boralyn is available in various grades depending principally on the aluminum alloy of choice and the percent of boron carbide that is included. A specific grade can be matched to a specific application where a specific property or properties are to be highlighted. For example, in aerospace applications, where thermal expansion is a problem due to the extremes of the environment, the percentage of boron carbide can be increased to lower the thermal expansion. As another example, for better wearability, the percentage of boron carbide can be increased to create harder surfaces.

     Variety of Fabrication Methods. In addition to the properties described above, Boralyn can be readily extruded and forged, can be used in a variety of casting processes, and has excellent brazing and welding capabilities. The Company has developed what it believes to be superior manufacturing processes that are tailored to the production of Boralyn. Among these processes is the Company's soluble core technology which allows for forming complex, hollow chambers and passages, often within a one-piece structure, thereby eliminating the need for welding or other secondary manufacturing processes. In many instances, this results in a cost savings to the Company's customers.

Markets and Products

     The growth of interest in metal matrix composites is a result of the engineering properties of these composites. Metal matrix composites compare favorably to other materials with respect to weight, stiffness and strength, and can be relatively easily fabricated. Engineering analyses demonstrate that these materials can provide significant savings in weight and greater stiffness, compared to traditional metallic alloys, while still retaining key structural and design properties. They also compare favorably with certain other composite materials, namely polymer-matrix materials, that have temperature and strength limitations, are sensitive to moisture and, in some cases, also release gases or moisture.

     The Company is focusing its initial marketing efforts on the use of Boralyn in applications where its unique combination of properties, combined with its manufacturing capabilities, justify an appropriate price premium. These applications include the following:

     Golf Club Heads and Shafts. The market for golf equipment continues to grow within the U.S. and internationally. The U.S. wholesale market for golf equipment in 1997 is estimated by industry sources to be approximately $2.4 billion. Wholesale golf club sales in the U.S. increased from 1992 to 1997 at a compounded growth rate of approximately 13%. This is primarily the result of three factors: (i) the increasing number of new golf courses available to the general public; (ii) increasing interest from non-traditional golfers; and (iii) favorable population trends, including the aging of Baby Boomers. The Company believes that the higher specific stiffness, higher specific strength and other properties of Boralyn allow golf club heads to be designed and manufactured with a larger "sweet spot" and better mass distribution (such as a lower center of gravity), compared with titanium and other heads. The effect is to produce what golfers term a "more forgiving" golf club. The recent U.S. Golf Association announcement limiting the movement of the face plates of metalwood club heads and the ball velocity upon leaving the club head are not expected to negatively impact the Company's golf market opportunity. The higher specific stiffness of Boralyn enables the production of a club shaft with the "feel" of steel (i.e. greater control), but with a lighter weight.

     In September 1996, the Company and Taylor Made entered into an agreement providing for the development, production and purchase of Boralyn-based metalwood golf club heads. While this agreement has expired, the development activity conducted by both companies since September 1996 has led to an initial production order for metalwood club heads in June 1998. The Company is also developing prototype metalwoods, irons and putters with several well-known golf club companies. Initial orders for prototype products have been received, with scheduled deliveries by September 1998. It is the Company's expectation that these prototype products will result in additional production orders later this year.

     In May 1997, the Company reached agreement with True Temper Sports to market golf club shafts using Boralyn. Related designs and tooling for the shafts have been completed and a prototype order has been shipped to True Temper for production and field testing by its customers.

     Computer Hard-disks. The worldwide wholesale market for personal computer hard-disk drives is estimated by industry sources to be approximately 150 million units in 1998. Each drive, on average, has approximately three disks, yielding a total market for disk substrates of approximately 450 million units in 1998. The Company believes that disks for high-speed, high-capacity drives, which the Company is targeting in its product development and marketing efforts, represent between 5% and 10% of the total market currently. New technologies in the industry typically migrate from the high-end to the mass market within two years. Boralyn disks exhibit minimal vibration over the entire range of rotational speeds experienced by current and planned hard-disk drives. The lower vibration and resonance allows for closer head-to-disk distance at higher rotational speeds, characteristics that allow for greater storage capabilities and faster data transfer rates.

     The Company has been working since 1996 to develop hard-disk substrates using Boralyn. Several surface quality issues remain, relating to the industry requirement for a "pit-free" surface. The Company believes it has recently developed solutions to these issues and is producing new disks for evaluation to determine the effectiveness of the solutions. The Company expects to produce plated industry standard disks in the fourth quarter of 1998, which will be delivered to Seagate Technologies and to other manufacturers of hard-disk drives. While the Company has directed its disk substrate development efforts toward Seagate, it has no exclusivity arrangement with them. Significant disk production is not expected until the second half of 1999.

     Aerospace/Defense. Product areas that offer near-term opportunities for Boralyn include structural support for overhead luggage compartments, galley components and flooring, housings, high wear resistant components, components requiring vibration dampening and other parts not related to safety-of-flight. Areas of future opportunity for Boralyn are believed by the Company to include aircraft structural members, nacelle components, low vibration rotating parts, actuators, bearings and armor for the military. Due to the significant increase in demand for commercial aircraft, substantial demand for hard-alloy aluminum has been created. Lead times from industry suppliers have increased for a large number of components. Because of the Company's significant production capacity for both large and small components, it is targeting both prime and sub-contractors to the industry for production orders of hard-alloy components. By producing these hard-alloy components, the Company will leverage its available manufacturing capacity to generate revenue and margin contributions. Importantly, this strategy also serves as a vehicle for the introduction of Boralyn as an already approved supplier to the industry.

     In September 1997, the Company received its first aerospace production order for Boralyn aircraft components from Cessna Aircraft Company. Initial deliveries under this order are expected to be shipped in August 1998. The Company continues to produce Boralyn samples and prototypes for other companies for a variety of aerospace and defense applications. The Company has been qualified as an approved vendor by several major prime contractors to the industry and has received a number of production orders for hard-alloy aluminum components. Shipments began in May 1998.

     Automotive. The automotive market is an extraordinarily large market where the properties of Boralyn and the Company's proprietary manufacturing processes can be used to deliver value-added benefits in many component applications. The industry is particularly focused on fuel economy (weight and design), performance (weight, strength and stiffness) and cost savings (manufacturing processes).

     In October 1997, the Company received a production order for engine cradles for General Motors' EV-1 electric vehicle, which represented the Company's first order from the automotive industry. Production of the cradle began in June 1998, with initial shipments scheduled to begin in July 1998. Vehicle components such as the engine cradle benefit from decreased weight, improved material properties and the Company's precision manufacturing capabilities. Other components currently being marketed include frame and suspension parts, brake calipers and discs, wheels, drive shafts and engine components such as cylinder liners, pistons, connecting rods and cylinder heads. The Company believes that acceptance of the Boralyn engine cradle by General Motors will demonstrate the Company's capability within the industry and expects this to lead to additional production orders from General Motors, other manufacturers and their suppliers.

     Neutron Shielding. Materials traditionally used for neutron absorption in nuclear reactors and disposal containers for radioactive products and waste require a separate neutron-absorbing material, such as boron carbide, encased in layers of metallic alloy, such as aluminum, supported by steel, in order to provide stiffness and structural integrity. The Company believes competing materials require additional material to compensate for irregular distribution of neutron-absorbing particles (i.e., relative lack of homogeneity) to achieve adequate levels of uniform absorption. Accordingly, Boralyn can produce the same neutron-absorbing results as competing materials, but with less Boralyn, thereby reducing the weight and cost of the structure. The initial opportunity in this market is for shielding material to use in conjunction with current spent fuel casks. The potential market for the Company's products is substantial and is expected to increase due to the growing volume of spent nuclear fuel requiring storage.

     The Company received its first prototype/production order for neutron shielding for spent fuel cask components in April 1998 from Transnuclear, a leader in this field. The prototype order was shipped in June 1998. Initiation of production is subject to acceptance of the prototypes. The Company is also working with other major participants in the industry to develop prototype orders leading to production.

     Consumer and Other. In 1997, the Company concluded its first production agreements for personal accessories. The agreements include production of watch bezels and cases for Mersey Manufacturers Limited and sunglass and safety glass frames for Bolle Inc. Prototype samples have been shipped to both companies for evaluation and testing. The Company's capability to tailor Boralyn's properties to meet specialized product design requirements, the breadth of its manufacturing capabilities, and the marketing opportunity for customers to market their products using the Boralyn name provide the basis for the Company's marketing efforts in this general product category. The Company believes that the areas of specific opportunity include those where weight, high strength-to-weight ratios and wear or impact resistance are important product requirements.

     There can be no assurance with respect to whether or when the Company's products will achieve meaningful market acceptance or whether or when the Company will obtain material revenues or become profitable, if at all.

Marketing and Customer Support

     The Company intends to achieve market penetration in selected markets through a multi-step process with targeted customers usually consisting of: (i) initial discussions of the product application and prospective customer's needs, highlighting the advantages of Boralyn to address those needs; (ii) an engineering and marketing evaluation by the prospective customer of sample material and demonstration products; (iii) Alyn's application engineers team with the customer's design and production staffs to design or modify designs to fully utilize the Company's MMCs and manufacturing capabilities; (iv) negotiation and receipt of a purchase order for the prototype program, including production pricing; (v) evaluation of the prototypes by the customer; and (vi) development of a production program, including provisions for tooling, equipment and quality control tests necessary to fulfill the customer's requirements. The Company intends to sell primarily to OEM customers, with distribution from the Company manufacturing sites to customer facilities. The Company's policy is to have its customers absorb a significant portion of design and development-related direct costs and pay for the development and fabrication of production tooling.

     The Company has in place limited exclusivity arrangements with True Temper Sports (with respect to golf club shafts and certain bicycle frames) and Bolle (with respect to sunglass and safety-glass frames). The exclusive periods range from three years to five years, and each arrangement imposes certain conditions on each party that affect, among other things, the commencement and maintenance of exclusivity. Neither arrangement is considered material to the Company's anticipated revenues.

     The Company's sales and marketing activities are expected to include development of appropriate sales materials (such as specification sheets and corporate brochures) and promotion through participation at selected trade shows and selective advertising in journals and the trade press. These activities, even if successful, may not result in proportional or any revenue increases in the same period in which those activities occur. The Company's marketing activities have initially focused on prospective customers in the United States, with international sales activities being conducted on a narrowly focused basis primarily in the sports and neutron shielding markets. It is anticipated that broadly based international sales efforts will develop over the next 24 months.

Manufacturing and Engineering

     The Company has developed what it believes to be superior manufacturing processes that leverage the characteristics of Boralyn. Boralyn is produced primarily by two methods. The first utilizes powder technology. By this method, the various powdered elements are blended dry and mixed uniformly to avoid stratification and settling. After the particulates have sufficiently mixed, they are directed into a die and compressed at elevated temperatures in a vacuum environment to remove unwanted gases and to compress the material into a solid billet. These Boralyn billets are used to extrude forms such as plate, finished shapes, rods and tubes for use in various consumer and other end uses.

     The second method of manufacturing utilizes a molten process by which boron carbide powder is added into the molten base alloy and then formed and cooled to create ingots for casting. These ingots are subsequently remelted and cast under high pressure into finished shapes. This proprietary process is called Precision Pressure Casting because of the fine detail that can be achieved by this process and because of the high pressure required to inject the material into the dies. The Company also uses a proprietary process for forming complex, hollow chambers and passages, often within a one-piece structure, thereby eliminating the need for welding together of separate components or other secondary manufacturing processes. This process is called AlynCore. Applications include golf, automotive and various consumer products.

     The Company occupies an 84,000 square foot facility in Irvine, California which is dedicated to extrusion and the forging of extruded material, where required. This facility houses the Company's new 4,000-ton extrusion press and previously installed and working 725-ton extrusion press. The Company's principal executive offices building houses the Precision Pressure Casting operations. This 48,000 square foot facility has approximately 16,000 square feet dedicated to casting, with approximately 10,000 square feet remaining available for near term expansion. Included in this facility is the Company's recently installed 900-ton pressure casting machine which is used for large parts, such as the General Motors engine cradle.

     The Company maintains a strict internal quality control system to monitor the quality of production at its facilities. Alyn's quality control laboratory is capable of conducting both physical and chemical testing. The Company is in the process of preparing for ISO 9002 and QS 9000 certification. Certification is expected in the fourth quarter of 1998. The Company also monitors the quality of processes that are completed by subcontractors through frequent tests and material certification. The Company maintains product liability insurance at levels it believes to be adequate.

     Raw materials used by Alyn are principally aluminum and boron carbide. The Company is not dependent on the availability of supplies from any single source. The Company presently purchases boron carbide from a limited number of suppliers, including one supplier who provides approximately 50% of the Company's current requirements. Although the Company believes that boron carbide is available from other suppliers, there can be no assurance that the Company will be able to continue to obtain desired quantities of boron carbide on a timely basis or at prices and terms deemed reasonable by the Company. Alyn's other principal raw material, aluminum, is available from several domestic suppliers.

     The Company intends to maintain a sufficient inventory of raw materials and Boralyn billets and ingots on site to meet its production requirements. Finished goods are expected to be shipped at the time of production to the Company's customers by commercial carriers and not remain at the Company's plant for any significant period of time.

Research and Development

     The Company continuously engages in the development of new products and improvements to its existing formulations and maintains laboratory facilities for these purposes in Irvine, California, as well as uses a network of outside independent test laboratories. The Company also has a facility in Fremont, California, for the purpose of research and development efforts in the computer hard-disk market. The research and development department employed twelve people on June 1, 1998, including six employees at the Fremont facility. The Company's research and development efforts focus on various applications for cast, forged and extruded Boralyn products, the tooling and methods for production, and the formulation of other metal matrix composites using magnesium and titanium.

     It is expected that formulations and techniques will continue to be developed and refined by the Company through empirical tests and prototype development. The Company expects that it will continue to devote substantial resources to research and development efforts. The costs of those efforts will be recorded, for accounting purposes, as expenses as they are incurred, notwithstanding that the benefits, if any, from the Company's research and development efforts (in the form of increased revenues or decreased product costs) may not be reflected in the Company's operating results, if at all, until subsequent periods.

Patents

     The Company believes that protection of its proprietary technology and know-how is important to the development of its business. It seeks to protect its interests through a combination of patent protection and confidentiality agreements with all employees, as well as by limiting the availability of certain critical information to a small number of key employees.

     The Company intends to pursue a vigorous patent application program in the United States and abroad. The Company has been issued six United States patents to date. The Company believes the initial patent issued, (United States Patent No. 5,486,223, originally issued to Robin A. Carden in January 1996, expiring in January 2014), provides protection for its proprietary Boralyn technology and contains claims that cover the use of Boralyn in a wide range of markets targeted by the Company.

     The following table summarizes the patents issued to the Company to date:

                       Patents Issued to Alyn Corporation

     Title                                  Patent No.        Issue Date        Description
     -----                                  ----------        ----------        -----------
1.   Metal Matrix Composite and             5,486,223         1/23/96           Methods and processes for making
     Method of Manufacture thereof                                              Boralyn

2.   Improved Metal Matrix                  5,613,189         3/18/97           Divisional (extension) 5,486,223
     Manufacture Thereof

3.   Metal Matrix Composites and            5,669,059         9/16/97           Divisional (extension) of 5,486,223
     Methods of Manufacture Thereof

4.   Metal Matrix Compositions for           5,700,962        12/23/97          Use of boron carbide metal matrix
     Nuclear Shielding Applications                                             composites for neutron shielding

5.   Metal Matrix  Composition for           5,712,014         1/27/98          Use of boron carbide metal
     Substrates Used to make Magnetic
     Disks for Hard Drives

6.   Fabrication Methods for Metal         5,722,033         2/24/98           Extrusion and casting composite techniques for
     boron carbide metal                                                       matrix composites

     The Company has filed other patent applications, which are pending. The Company is not aware of any reason why its pending applications should not be granted with claims that will provide adequate coverage and protection for its anticipated business activities, although there can be no assurance in that regard.

Competition

     The materials industry in which the Company operates is highly competitive. The Company competes in its chosen markets against several larger domestic and multi-national companies, all of which are well established in those markets and have substantially greater financial and other resources than those of the Company. Competitive market conditions could adversely affect the Company's results of operations if it were required to reduce product prices to remain competitive or were unable to achieve significant sales of its products.

     The Company competes at two levels. First, the Company competes with material producers, i.e. companies that produce and market a choice of materials for specific applications. In this area, the Company competes with: (i) titanium, supplied by companies such as RMI Titanium Company, Tremont Industries, Inc., and Titanium Metals Corporation of America (Timet); (ii) aluminum alloys, supplied by companies such as the Aluminum Corporation of America (Alcoa), Reynolds Metals Co., and Oregon Metallurgical Corporation; and
(iii) other metal matrix composites, such as those supplied by Duralcan Inc. For neutron shielding, current disposal containers typically use Boral(R), a boron and aluminum material supplied by AAR Brook & Perkins.

     At the second level, the Company competes with product fabricators. In the golf club market, companies fabricating clubs from titanium metal include Coastcast Corp. and Sturm, Ruger & Co., Inc. In the computer disk drive market, the aluminum disks are being made by Alcoa and Kobe Steel Company. In the automotive industry, companies such as Teledyne Cast Products, Kelsey-Hayes Co., Die Cast Products, Inc. and many others are competitors.

Government Regulations

     The Company's manufacturing operations are subject to a wide range of federal, state and local regulations, including those covering the discharge, handling and disposal of hazardous waste regulations contained in the environmental laws. Plant and laboratory safety requirements of various occupational safety and health laws are also applicable to all the Company's facilities and operations.

     The Company believes it complies in all material respects with regard to governmental regulations applicable to it. To date, those regulations have not materially restricted or impeded the Company's operations.

Management Information Systems

     The Company installed a software system designed for manufacturing enterprises in April 1997. The Company believes its current management information systems are Year 2000 compliant. All future systems purchased will likewise include requirements for compliance.

Personnel

     The Company employed 73 persons as of June 1, 1998, including three Company executive officers, twelve research and development personnel, 31 manufacturing personnel and seven persons engaged in sales and marketing activities. In April 1998, the Company hired a new president and chief executive officer. The Company's Founder and former president and chief executive officer remains with the Company focusing primarily on sales and research and development. None of the Company's employees is a member of a labor union. The Company considers its relationship with its employees to be good.

Properties

     The Company leases its principal executive office facility in Irvine, California, under a five-year lease entered into in June 1996, with a five-year renewal option. The Company recently completed negotiations for an approximately six and one-half year extension to the base lease to make it co-terminus with its second facility discussed below. The lease extension is expected to be executed in July 1998. The current monthly lease cost is approximately $23,000, with periodic escalations to a maximum of approximately $27,000 per month. The 48,000 square foot, primarily single-story facility, is located on a three-acre site at 16761 Hale Avenue in Irvine in an industrial park with close proximity to truck, rail and air (John Wayne Airport, a major regional airport in Orange County) connections and a highly trained labor pool.

     The Company leases an additional 84,000 square foot building located at 17021 Von Karman Avenue, Irvine, California, under a ten-year lease commencing on February 1, 1998, with a five-year renewal option. The monthly lease cost for this facility is approximately $48,000 with annual escalations based upon the consumer price index, subject to a 3% minimum. This additional facility is located approximately one half mile from the Company's main facility and is dedicated to extrusion and forging.

     These facilities are designed for expansion of capacity to match future needs over the next several years, with additional warehousing to be leased at a nearby location if required. There can be no assurance that these facilities will be adequate for the Company's entire future fabrication requirement or, alternatively, that the Company will be able to fully utilize the capacity of its facilities. The Company believes its current and additional facility will be adequate for its contemplated needs.

     A research and development facility dedicated to the development of computer disk substrates used in hard-disk drives was established in February 1997 at 4576 Enterprise Street, Fremont, California, approximately 400 miles from the Company's Irvine facilities. The three-year lease commenced on February 1, 1997 and will expire on January 31, 2000. The facility originally occupied 3,900 square feet of industrial space and was expanded to 7,800 square feet in October 1997.

                                   MANAGEMENT

Executive Officers and Directors

     Each of the Company's directors serves a one-year term expiring at the 1999 Annual Meeting of Stockholders. Executive officers of the Company serve at the discretion of the Board. There are no family relationships between or among any of the Company's directors or executive officers. The executive officers and directors of the Company are as follows:

            Name                  Age                                       Position
            ----                  ---                                       --------
Steven S. Price                   43                        President, Chief Executive Officer and a Director
Robin A. Carden                   40                        Director
Walter R. Menetrey                64                        Executive Vice President and a Director
Harry Edelson                     61                        Director
Michael Markbreiter               36                        Director
Udi Toledano                      47                        Chairman of the Board
Richard L. Little                 53                        Vice President, Finance & Administration, CFO

     Steven S. Price, 43, has been President and Chief Executive Officer since April 20, 1998, and a Director since April 14, 1998. Mr. Price is Chairman of the Company's Executive Committee and a member of the Compensation Committee. From 1995 to April 1998, he was President of AlliedSignal Automotive Aftermarket, a division of AlliedSignal, Inc., which supplies automotive parts and products to retail, wholesale and installer sales channels. From 1993 to 1995, he was General Manager of the Residential Division of NIBCO Incorporated, a privately held manufacturer of plumbing fittings and valves. From 1989 to 1993, he was Vice President, Marketing for Black and Decker Corporation's subsidiary Kwikset Corporation and from 1987 to 1989, he was a Director, Sales and Marketing for Black and Decker's Power Tool Group. From 1977 to 1987, he was with The Procter and Gamble Company in various brand management and marketing positions. Mr. Price has a Bachelor of Arts degree in Economics from Brown University.

     Robin A. Carden, 40, is the founder of the Company and has been a Director since the Company's formation in 1990. Mr. Carden is a member of the Company's Executive Committee. From the Company's formation until April 1998, he was President and Chief Executive Officer. Prior to 1990, Mr. Carden was employed by Ceradyne Inc., a company engaged in the development and production of advanced ceramics products, as Senior Sales Engineer, and was engaged in developing civilian applications for advanced ceramics products originally developed for military use. Mr. Carden graduated from Long Beach State University with a Bachelor of Science degree. A number of United States patents have been issued to Mr. Carden.

     Walter R. Menetrey, 64, has been the Executive Vice President and a Director of the Company since May 1996. From August 1992 to April 1996, Mr. Menetrey worked as an independent management consultant to numerous companies engaged in, among other things, the security and software industries. Prior to July 1992, Mr. Menetrey was Chief Executive Officer of Meret, Inc., a company engaged in the manufacture and sale of fiber optics communication equipment. Mr. Menetrey received a Bachelor of Science degree in Physics and a Master of Science degree in Electrical Engineering from the California Institute of Technology.

     Harry Edelson, 61, has been a Director of the Company since May 1996. Mr. Edelson is Chairman of the Company's Audit Committee. Since 1984, Mr. Edelson has been the Managing Partner of Edelson Technology Partners, a series of four venture capital funds with ten large corporations as the limited partners. The focus of the funds is to provide the corporate partners with access to high technology products and services. One of the funds, Edelson Technology Partners III, is a principal stockholder of the Company. Edelson Technology Partners, through its related funds, has invested in approximately 80 companies involved in a wide range of technologies, including telecommunications, computers, semiconductors, specialty chemicals, environmental and publishing. Prior to founding Edelson Technology Partners, Mr. Edelson was a transmission engineer at AT&T, a senior computer engineer for UNISYS and a technology analyst for three leading investment banking firms, Merrill Lynch, Drexel Burnham Lambert and First Boston. Mr. Edelson has a Bachelor of Science degree in Physics from Brooklyn College and a Masters of Business Administration from New York University.

     Michael Markbreiter, 36, has been a Director of the Company since May 1996. Mr. Markbreiter is a member of the Company's Executive, Audit and Compensation Committees. Since August 1995, Mr. Markbreiter has been a portfolio manager for private equity investments for Kingdon Capital Management Corp., a manager of investment funds. In April 1994, he co-founded Ram Investment Corp., a venture capital company. From March 1993 to January 1994, he served as a portfolio manager for Kingdon Capital Management Corp. Prior to February 1993, he worked as an analyst at Alliance Capital Management Corp. Since December 1997, Mr. Markbreiter has been a Director of Global Pharmaceutical Corporation, a publicly traded generic pharmaceutical manufacturing company. Mr. Markbreiter graduated from Cambridge University with a degree in Engineering.

     Udi Toledano, 47, has been a Director of the Company since May 1996 and Chairman of the Board since January 1997. Mr. Toledano is Chairman of the Company's Compensation Committee, and a member of the Company's Executive and Audit Committees. Mr. Toledano has been the President of Andromeda Enterprises, Inc., a private investment company, since December 1993. Prior to that he was the President of CR Capital Inc., a private investment company, for more than five years. Since May 1996, Mr. Toledano has been a Director of HumaScan Inc., a publicly traded medical device company, and since April 1995, he has been a Director of Global Pharmaceutical Corporation, a publicly traded generic pharmaceutical manufacturing company. Since July 1994, Mr. Toledano has been a Director of Universal Stainless & Alloy Products, Inc., a publicly traded specialty steel producing company. Mr. Toledano has a Bachelor of Science degree in Physics and a Masters of Business Administration from the Hebrew University of Jerusalem.

     Richard L. Little, 53, has been the Vice President, Finance and Administration and Chief Financial Officer of the Company since May 1997. Mr. Little was Executive Vice President of d'Essence Designer Fragrances, a marketer of fine perfumes and related products from 1995 to 1997 and President of d'Essence International from 1996 to 1997. From 1994 to 1995, he was Chief Operating Officer and Chief Financial Officer of Graphix Zone, a publicly traded producer of CD-ROMS. In 1989, Mr. Little co-founded Bainbridge International Holdings, a merchant bank specializing in acquiring middle market companies. From 1986 to 1989, Mr. Little was Chief Financial Officer, Vice President Finance, Treasurer and Secretary of Teradata Corporation, a publicly traded manufacturer and marketer of supercomputers for managing very large data bases. Prior to joining Teradata, Mr. Little was Chief Financial Officer of Quotron Systems, a publicly traded provider of on-line financial information services. Mr. Little has a Bachelor of Science degree in Engineering and a Masters of Business Administration in Finance from the University of California, Los Angeles. He is also a CPA.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the number of shares of Common Stock beneficially owned, as of June 5, 1998, by: (i) each stockholder known to the Company to be a beneficial owner of more than 5% of the Common Stock, (ii) each director and executive officer, and (iii) the directors and officers of the Company as a group. Unless otherwise noted, all shares are owned directly with sole voting and dispositive powers.

Name(1)                                               No. of Shares                       % of Total
-------                                               -------------                       ----------

                                                 Before            After            Before            After
                                                 Rights            Rights           Rights            Rights
                                                Offering          Offering         Offering          Offering
                                                --------          --------         --------          --------
Robin A. Carden                                 3,044,500        2,544,500           28.32%                **
Kingdon Capital Management Corp.(2)             2,488,000               **           23.14%                **
Udi Toledano(3)                                   577,667               **            5.36%                **
Herbert V. Turk(4)                                560,000               **            5.21%                **
Harry Edelson(5)                                  541,667               **            5.03%                **
Walter R. Menetrey(6)                             242,650               **            2.25%                **
Steven S. Price(7)                                 80,000           80,000               *                  *
Richard Little(8)                                  20,000           20,000               *                  *
Michael Markbreiter(9)                             21,667           21,667               *                  *
All executive officers and directors as a       3,960,151               **          36.23%                 **
     group (seven persons)(10)


*    Less than 1%.
**   Currently undeterminable.

(1) The address for each of the persons in the table is c/o Alyn Corporation, 16761 Hale Avenue, Irvine, California 92606.

(2) Includes shares of Common Stock held by M. Kingdon Offshore NV, Kingdon Associates, L.P. and Kingdon Partners, L.P. Does not include shares of Common Stock underlying immediately exercisable options that appear in the table opposite the name of Michael Markbreiter, a Director of the Company and an employee of Kingdon Capital Management Corp. Mr. Mark Kingdon is the sole shareholder, director and executive officer of Kingdon Capital Management Corp.

(3) Includes options immediately exercisable for 21,667 shares of Common Stock. Also includes 276,000 shares of Common Stock held by Mr. Toledano's wife and 80,000 shares of Common Stock held by a certain trust for the benefit of their minor children. Also includes an aggregate of 48,000 shares of Common Stock owned by certain other members of Mr. Toledano's family, with respect to which Mr. Toledano disclaims beneficial ownership.

(4) Includes 344,000 shares of Common Stock held by Mr. Turk jointly with his wife. Also includes 216,000 shares of Common Stock held by Mr. Turk's two adult daughters, with respect to which Mr. Turk disclaims beneficial ownership.

(5) Includes options immediately exercisable for 21,667 shares of Common Stock held by Mr. Edelson. Also includes 520,000 shares of Common Stock held by Edelson Technology Partners III, with respect to which Mr. Edelson disclaims beneficial ownership.

(6)  Includes options immediately exercisable for 16,650 shares of Common Stock.

(7)  Includes options immediately exercisable for 80,000 shares of Common Stock.

(8)  Includes options immediately exercisable for 20,000 shares of Common Stock.

(9) Represents options immediately exercisable for 21,667 shares of Common Stock. Does not include 420,800 shares of Common Stock held by Kingdon Partners, L.P., 420,800 shares of Common Stock held by Kingdon Associates, L.P., and 1,246,400 shares of Common Stock M. Kingdon Offshore NV, with respect to which Mr. Markbreiter disclaims beneficial ownership.

(10) Includes options immediately exercisable for 181,651 shares of Common Stock. Does not include (i) 520,000 shares of Common Stock held by Edelson Technology Partners III, with respect to which Mr. Edelson, a Director, disclaims beneficial ownership, (ii) shares of Common Stock held by Kingdon Partners, L.P., Kingdon Associates, L.P. and M. Kingdon Offshore NV, with respect to which Mr. Markbreiter, a Director, disclaims beneficial ownership and (iii) 48,000 shares of Common Stock owned by certain members of Mr. Toledano's family, with respect to which Mr. Toledano, a Director, disclaims beneficial ownership.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby and certain other matters will be passed upon for the Company by Cadwalader, Wickersham & Taft, New York, New York.

                                     EXPERTS

     The financial statements of Alyn Corporation as of December 31, 1996 and 1997 and for the year ended December 31, 1997 and for the period from May 2, 1996 through December 31, 1996, and the financial statements of Old Alyn for the period from January 1, 1996 through May 1, 1996 and the year ended December 31, 1995 are hereby incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997 and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration
Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement. certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents filed as exhibits to the Registration Statement are not necessarily complete and, in each case, are qualified by reference to the copy of the document so filed. The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained form the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also can be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov.).

     The  Company  intends  to  furnish  to  its  stockholders   annual  reports
containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. The Company also will furnish to its stockholders such other reports as may be required by applicable law.

                           INCORPORATION BY REFERENCE

     This Prospectus incorporates certain documents by reference that are not presented herein or delivered herewith. These documents are available, without charge, upon request from Richard Little, Chief Financial Officer and Corporate Secretary, 16761 Hale Avenue, Irvine, CA 92606, telephone 949-475-1525. In order to ensure timely delivery of these documents, any request should be made by July 31, 1998.

     Alyn  hereby  undertakes  to  provide  (without  charge)  to  each  person, including any beneficial owner of Alyn Common Stock to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to below which have been or may be incorporated herein by reference, other than exhibits to such
documents,   unless  such  exhibits  are  specifically  incorporated  herein  by reference. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

     The following documents, which have been filed by Alyn with the SEC pursuant to the Exchange Act, are hereby incorporated by reference herein:

     (i) Alyn's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997;

     (ii) Alyn's Quarterly Report on Form 10-Q for the period ended March 31, 1998; and

     (iii)The description of the Alyn Common Stock contained in the Company's Registration Statement on Form 8-A, as filed with the Commission on October 21, 1996, and as declared effective on October 22, 1996;

     All documents filed by Alyn pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the Expiration Date shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. All information appearing in this
Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statements. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     No dealer,  sales  representative  or any other
person has been  authorized to give any  information                            1,900,000 Shares
or to make any  representations  in connection  with
this  offering  other than those  contained  in this                               [Alyn LOGO](R)
Prospectus,  and, if given or made, such information
or  representations  must  not  be  relied  upon  as                              Common Stock
having been  authorized  by Alyn  Corporation.  This
Prospectus  does not  constitute an offer to sell or
a  solicitation  of any offer to buy any  securities
other  than the  shares of Common  Stock to which it
relates  or an offer to, or a  solicitation  of, any
person in any  jurisdiction  where  such an offer or
solicitation   would  be   unlawful.   Neither   the                               PROSPECTUS
delivery  of  this  Prospectus  nor  any  sale  made
hereunder  shall,  under any  circumstances,  create
any  implication  that  there  has been no change in
the affairs of the  Company or that the  information
contained   herein  is   correct   as  of  any  time
subsequent to the date hereof.



                  TABLE OF CONTENTS


                                                 Page
Q&A................................................__
Prospectus Summary.................................__
Risk Factors.......................................__
Use of Proceeds....................................__
Price Range of Common Stock........................__
Dividend Policy....................................__                              July 15, 1998
Capitalization.....................................__
The Rights Offering ...............................__

Selected Financial Data............................__
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations....................................__
Business...........................................__
Management.........................................__
Principal Stockholders.............................__
Legal Matters......................................__
Experts............................................__
Additional Information.............................__
Incorporation by Reference.........................__

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the expenses in connection with this Registration Statement. The Company will pay all expenses of the offering. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the Nasdaq National Market.

      Securities and Exchange Commission Filing Fee...$   3,083
      Nasdaq National Market Listing Fee..............   17,500
      Printing Fees and Expenses......................    4,875
      Legal Fees and Expenses.........................   40,000
      Financial Advisory Fee..........................  100,000
      Accounting Fees and Expenses....................    9,000
      Blue Sky Fees and Expenses......................    2,000
      Subscription Agent Fee..........................   13,000
      Miscellaneous...................................   10,542
                                                         ------
           Total...................................... $200,000
                                                       ========

Item 15.  Indemnification of Directors and Officers

     Subsection (a) of Section 145 of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or complete action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     The Certificate of Incorporation of the Registrant provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL or (iv) for any transaction from which the director derives an improper personal benefit.

     The Bylaws of the Registrant provide, in effect, that the Registrant shall indemnify every person who was or is a party, or is or was threatened to be made a party, to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceedings, to the fullest extent permitted by applicable law. Such indemnifications may, in the discretion of the board of directors, include advances of the person's expenses in advance of final disposition of such action, suit, or proceeding, subject to the provisions of any applicable statute. The Registrant is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability incurred by such person in such capacity, or arising out of such person's capacity.

     The Registrant has obtained and paid all premiums current due on insurance on behalf of its directors and officers against liabilities incurred by them in those capacities, or arising out of such person's capacity.

Item 16. Exhibits


 Exhibit
   No.                                                     Description


4.1* Specimen Copy of Stock Certificate for shares of common stock.

4.2* Stockholder Agreement, dated as of May 1, 1996, by and among the Company and certain stockholders of the Registrant.

5.1  Opinion of Cadwalader, Wickersham & Taft.

23.1 Consent of Cadwalader, Wickersham & Taft (included in and incorporated by reference to Exhibit 5.1 hereto).

23.2 Consent of PricewaterhouseCoopers LLP

27.1** Financial Data Schedule for the year ended December 31, 1997.

99.1*  U.S. Patent Number 5,486,223, dated January 23, 1996.

* Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File no. 333-09143) and any amendments thereto.

** Incorporated by reference to the Exhibits to Form 10-K for the fiscal year ended December 31, 1997 (File no. 000-21153).

Item 17.  Undertakings


     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as party of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on July 14, 1998.

                                      ALYN CORPORATION


                                      BY: /s/ Steven S. Price
                                          -------------------
                                            Steven S. Price
                                            Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 14, 1998

                      Signature                                                       Title
                      ---------                                                       -----

/s/ Steven S. Price                                           President,  Chief  Executive  Officer and a Director
                    Steven S. Price                                (Principal Executive Officer)


/s/ Richard L. Little                                         Chief Financial Officer  (Principal Financial and
                   Richard L. Little                               Accounting Officer)


*                                                             Director
                    Robin A. Carden


*                                                             Director
                     Harry Edelson


*                                                             Director
                  Michael Markbreiter


*                                                             Director
                  Walter R. Menetrey


*                                                             Director
                     Udi Toledano


*By: /s/ Steven S. Price
         Authorized signatory
         pursuant to power of
         attorney previously filed